NO ACT

PE
11-30-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013800

December 28, 2010

Stuart S. Moskowitz
Senior Counsel
IBM Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-28-10

Re: International Business Machines Corporation
Incoming letter dated November 30, 2010

Dear Mr. Moskowitz:

This is in response to your letter dated November 30, 2010 concerning the shareholder proposals submitted to IBM by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated November 30, 2010

The proposals relate to electronically stored information, IBM's code of ethics, and nomination of the proponent for membership on IBM's board of directors.

There appears to be some basis for your view that IBM may exclude the proposals under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received IBM's request under rule 14-8(f). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Senior Counsel
IBM Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

November 30, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

IBM -- Stockholder Proposals of Mr. Peter W. Lindner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of a letter, dated November 21, 2010, containing a set of revised proposals, which proposals were originally submitted in similar form to International Business Machines Corporation (the "Company" or "IBM") on October 31, 2010 by Mr. Peter Lindner, a former IBM employee. References to the revised proposals will sometimes be referred to for convenience as the "Proposals," and Mr. Lindner will sometimes be referred to for convenience as the "Proponent."[1] The original submission containing multiple stockholder proposals is set forth in **Exhibit A.** The Company's Deficiency Notice is set forth in **Exhibit B**; correspondence from the Proponent acknowledging receipt of the Deficiency Notice from the Proponent is set forth in **Exhibit C**, and the Proponent's revised Proposals are set forth in **Exhibit D.**[2] This letter is being filed with the Securities

[1] The Proposals represent a continuation of a string of correspondences Mr. Lindner has had with IBM, the SEC and the Federal courts relating to this very same subject matter, which communications cover his litigations with IBM, his focus on receiving data in ESI (Electronically Stored Information) format, and his desire that IBM establish a "Truth Commission." The Proponent's earlier correspondences ultimately resulted in a stockholder proposal in connection with the 2010 proxy statement, the omission of which was approved by the staff under Rule 14a-8(e)(2). See International Business Machines Corporation (February 22, 2010, *reconsideration denied*, March 24, 2010). The instant Proposals, representing no more than an ongoing manifestation of the Proponent's personal grievances against IBM, are subject to omission on multiple procedural and substantive bases, including Rule 14a-8(i)(4). As set forth in Argument 3, *infra*, the Company also seeks Cabot relief with respect to the matters raised in the Proposals.

[2] Beginning on October 31, 2010, Mr. Lindner also instituted a flurry of additional interim e-mail communications, first to Mr. Andrew Bonzani, IBM's Vice President and Secretary, and thereafter to Mr. Peter Barbur, IBM's outside counsel. Although none of Mr. Lindner's communications contained information germane to any of the procedural defects outlined in this letter, we are appending such other communications for the use and information of the Staff in **Exhibit G** hereto.

and Exchange Commission (the "SEC" or the "Commission") by the Company not later than eighty (80) calendar days before the Company files its definitive 2011 Proxy Materials with the Commission.

IBM believes that all of the Proposals may properly be omitted pursuant to Rule 14a-8 from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2011 (the "2011 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

BASES FOR EXCLUSION

We believe that **all** of the Proposals may properly be excluded from the 2011 Proxy Materials pursuant to:

1. Rules 14a-8(b) and (f), because the Proponent failed to provide a written statement of his intent to continue ownership of the requisite IBM shares through the date of the Company's 2011 annual meeting;

2. Rule 14a-8(c), because the revised submission containing the Proposals continues to exceed the one-proposal limitation;

3. Rule 14a-8(i)(4), because all of the Proposals relate to the redress of a personal claim or grievance against the Company for which forward-looking (i.e., **Cabot**) relief is also sought;

4. Rule 14a-8(i)(7), because Proposals #1 and #2 also relate to the Company's ordinary business operations;

5. Rule 14a-8(i)(8), because Proposal #3 also relates to the Proponent's attempt to use the Company's proxy materials to advance the Proponent's self-nomination to the Company's board of directors; and

6. Rule 14a-8(i)(1), because the Proposals are not proper subjects for action by stockholders under New York law.

Background

On October 31, 2010, IBM received a four page fax letter from the Proponent, dated October 31, 2010, containing three (3) shareholder proposals for inclusion in the 2011 Proxy Materials. As originally submitted, the first proposal was for IBM to establish a "Truth Commission for EEOC problems"; the second proposal was to have "IBM comply with ESI (electronically stored information) as required by FRCP 26 of December 2006"; and (iii) the third proposal was that the Proponent declared himself as a candidate for the IBM Board of Directors and wished to have his name appear on the IBM proxy along with his other two proposals. (See **Exhibit A**).

The Company determined numerous procedural difficulties with the Proponent's submission, all of which were pointed out to the Proponent in a timely letter. In addition to the Proponent's raising three separate matters in his Proposals, there were additional procedural problems. The submission well exceeded 500 words, and the Proponent did not provide a written statement of his intention to hold the requisite amount of IBM shares through the date of the 2011 Annual Meeting.

Thus, in a fax letter to the Proponent dated November 9, 2010, which letter was sent within 14 days of the date IBM received the original proposals (and which letter was received by the Proponent that same day), IBM timely provided the Proponent with a written notice of all of these deficiencies, as required by Rule 14a-8(f) (the "Deficiency Notice") **(Exhibit B)**. A duplicate courtesy copy of such Deficiency Notice was also sent to the Proponent via UPS Next Day Air and received by the Proponent the next day (on November 10, 2010) **(Exhibit B)**. In the Deficiency Notice, IBM both informed the Proponent of each of the procedural deficiencies under Rule 14a-8, and informed him exactly how he could cure each of the deficiencies. We also advised him of the 14 day period for doing so.

First, with respect to the Proponent's need for a written statement regarding his continued IBM stock ownership under Rule 14a-8(b), we wrote, in the second paragraph of the Deficiency Notice:

> Since you are the registered holder of your securities which means that your name appears in the company's records as a shareholder, we have been able to verify your eligibility on our own, **although you still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. (emphasis added).**

Next, with respect to the submission of multiple proposals and the 500 word limitation, we wrote, in the second paragraph:

> Under Rule 14a-8, each shareholder may submit no more than one proposal for a particular shareholders' meeting. These same rules also require that the proposal you submit, including any accompanying supporting statement, may not exceed a total of 500 words. In reviewing your 4 page submission, I note that it raises three separate proposals: (i) the first proposal is for IBM to establish a Truth Commission for EEOC problems; (ii) the second proposal is to have IBM comply with ESI (electronically stored information) as required by FRCP 26 of December 2006; and (iii) the third proposal is that you have declared yourself as a candidate for the IBM Board of Directors and wish to have your name appear on the IBM proxy along with your other two proposals.

Finally, we called attention to the 14 day time frame in which the Proponent needed to cure all of the defects in his submission. In this connection, we specifically called out in the third paragraph of the Deficiency Letter that his submission did not comport with the proxy rules, and that if IBM were to further consider the substance of his submission, the

Proponent would have to cure all of the deficiencies within 14 days of receipt of the Deficiency Notice:

> As noted above, your submission of these proposals does not comport with the proxy rules. In addition, your four page submission is not compliant with Rule 14a-8, since it contains well in excess of 500 words. However, you may remedy these additional procedural deficiencies if you timely correct them. **If you wish to have IBM further consider the substance of your submission under the Commission's proxy rules, you must revise your submission by including all of the information I've described in this letter and resubmit a single proposal to me that contains no more than 500 words.** You must postmark or transmit your revised submission electronically to my attention no later than 14 days from the date you receive this notification. (emphasis added)

On November 10, 2010, the Proponent responded with an e-mail to Mr. Barbur, IBM's external counsel, which acknowledged receipt of the Company's Deficiency Notice, but which did not provide any information responsive to the Company's requests in the Deficiency Notice. The Proponent also appears to have sent an e-mail copy of this communication to the Division of Corporation Finance's electronic mailbox. See **Exhibit C**. Mr. Barbur forwarded the Proponent's e-mail communication to IBM on November 10, 2010.

On November 21, 2010, the Proponent sent another e-mail to Mr. Barbur. This e-mail contained a 6 page PDF document with the revised Proposals (the "Proponent's Response"), a copy of which is attached hereto as **Exhibit D**. Mr. Barbur forwarded this communication to IBM on November 21, 2010.

The e-mail cover letter to the Proponent's Response provides, in pertinent part:

"Please both confirm receipt of this revised proposal, and of its status as accepted in its 3 parts:

> 1. ***EEOC and ESI***
> 2. ***Code of Conduct***
> 3. ***My self-nomination to the Board of Directors."***

The Proponent's Proposals, as revised on November 21, will sometimes hereinafter be referred to by the following Proposal numbers:

Subject	Number
Electronically Stored Information (ESI)	Proposal #1
IBM Code of Ethics	Proposal #2
Self Nomination to the IBM Board	Proposal #3

The first 4 pages of the Proponent's 6 page PDF e-mail attachment consisted of some background information regarding the Proponent's past litigations with IBM, his motion to compel discovery of ESI, and the fact that he raised the ESI issue at IBM's 2010 annual meeting. At the present time, we are unaware of any litigation still pending with the Proponent – the Proponent's last appellate pleading of which we are aware, entitled "MOTION AND DECLARATION FOR RECONSIDERATION OF COURT'S DISMISSAL OF APPEAL" **(Exhibit E)** was denied on October 6, 2010 by the United States Court of Appeals for the Second Circuit **(Exhibit F)**. The Proponent's October 31, 2010 and November 21, 2010 letters to IBM -- including the instant Proposals --continue to raise the very same ESI issues the Proponent raised without success in the courts.

Pages 5 and 6 of the Proponent's Response contain separate texts for what the Proponent styles as a "two part" proposal (Proposal #1 and Proposal #2). In addition, the Proponent continues to inextricably link both Proposal #1 and Proposal #2 to his self-nomination proposal (Proposal #3), by continuing to insist that his self-nomination proposal appear together with such other shareholder proposals in the Company's proxy statement.

As the Proponent states on page 1 of his 6 page PDF:

> **"I also hereby declare myself as a candidate for the IBM Board of Directors, and wish to have my name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2011 Proxy."**

None of the Proponent's correspondences was properly responsive to the Company's Deficiency Notice, which called for a **single** Proposal not to exceed 500 words. Moreover, nowhere in any of the Proponent's correspondence was there any written statement that the Proponent intended to continue to hold the requisite amount of IBM shares through the date of the Company's 2011 annual meeting.

ANALYSIS

1. Violation of Rule 14a-8(b)(2) --The Proponent Failed to Provide a Written Statement of Intent to Hold Shares Through the Date of the Annual Meeting.

Rule 14a-8(f)(1) provides that a company may omit a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8(b). Even in cases where a proponent is a record holder, Rule 14a-8(b)(2) requires a stockholder to provide the company with a written statement that such stockholder intends to continue to hold the minimum number of the company's securities specified in Rule 14a-8(b)(1) through the date of the stockholder meeting at which the proposal is sought to be considered. In addition to the multitude of other deficiencies in the Proponent's Response, no such written statement was ever provided to IBM, despite IBM's timely request therefor.

The Staff has consistently permitted companies to exclude proposals submitted by proponents who failed to provide in a timely manner the written statement of intent to hold the requisite securities through the date of the annual meeting. *See, e.g.*, Sempra Energy (January 21, 2009) (permitting exclusion of a proposal because the proponent failed to timely respond to the company's request for a written statement of intent to hold securities through the date of the annual meeting); Xcel Energy Inc. (January 21, 2009);

Reynolds American Inc. (December 31, 2008); Washington Mutual, Inc. (December 31, 2007); Bank of America Corp. (December 28, 2007); Harleysville Savings Financial Corporation (October 23, 2007); Exxon Mobil Corporation (January 23, 2001); The Pittston Company (February 24, 1999); McDonnell Douglas Corporation (February 4, 1997); Global Marine, Inc. (December 15, 1995); AmVesters Financial Corporation (January 3, 1996); IBM Corporation (November 22, 1995); Newmont Mining Corporation (March 23, 1992); Temple-Inland Corporation (March 6, 1992); Chevron Corporation (March 1, 1991); Chevron Corporation (February 28, 1991); Boise Cascade Corporation (January 17, 1990); and Bioassay Systems Corporation (May 25, 1988).

As discussed above, the Company fully satisfied its obligations to the Proponent under Rule 14a-8(f)(1) by timely notifying the Proponent on November 9, 2010 in our Deficiency Notice both that he had not included a written statement of intent to hold the requisite IBM shares through the date of the annual meeting, and that the Company would be permitted to exclude the Proposal if the Proponent did not timely correct this defect by furnishing such a written statement within 14 days of his receipt of such notice. Despite the Proponent's multiple written communications with IBM, no such written statement was ever provided. Since the Proponent failed to provide a written statement that he intended to hold the requisite IBM shares through the date of the annual meeting as requested by the Deficiency Notice, the Company believes it may properly omit **all** of the Proposals in accordance with Rules 14a-8(b)(2) and 14a-8(f)(1), and requests that no enforcement action be recommended to the Commission if all of the Proposals are omitted on the basis of such rules.

2. Violation of Rule 14a-8(c)--The "One-Proposal" Limitation.

In addition to the Proponent's violation of Rule 14a-8(b)(2), all three Proposals may be also excluded from the 2011 Proxy Materials by reason of Rule 14a-8(c), which permits each shareholder no more than one proposal for each stockholder meeting. In this connection, the Staff has ruled, on numerous occasions, that a proponent's failure to timely reduce the number of separate proposals submitted to a single proposal following an explicit request from the registrant to do so within 14 calendar days following receipt of such request will result in the exclusion of all of the proposals. See Streamline Health Solutions, Inc. (March 23, 2010)(proposals relating to the number of directors, director independence, the conditions for changing the number of directors, and the voting threshold for the election of directors raised matters which were separate and distinct); PG&E Corporation (March 11, 2010) (3 proposals omitted -- mitigating risks, license renewal, and production levels are separate matters); Alaska Air Group, Inc. (3 proposals omitted - - compensation, cumulative voting and amendments to the certificate of incorporation); Duke Energy Corporation (February 27, 2009) (qualifications, conflict of interest disclosures and compensation of Duke Energy board members and nominees are separate matters); Citizens Corporation (April 4, 1997)(two proposals properly omitted); The Harper Group, Inc. (February 12, 1997)(three proposals properly omitted); Allstate Corporation (January 29, 1997)(two proposals properly omitted); Merck & Co., Inc. (January 29, 1997)(three proposals properly omitted); Storage Technologies Corporation (February 22, 1996) (two proposals properly omitted); Eli Lilly and Company (November 22, 1995 and October 13, 1995)(multiple proposals all properly omitted); Kmart

Corporation (February 8, 1995)(two proposals properly omitted); Dow Chemical Company (January 11, 1995)(two proposals properly omitted).

In the instant case, the Proponent was notified in the Deficiency Notice of the fact that he had filed three separate proposals and of the SEC's one-proposal limitation. He was also given the opportunity to modify his submission in order to conform to Rule 14a-8, and was informed that his failure to reduce his submission to a single qualifying proposal within 14 days would result in the omission of all three proposals.

The Proponent did not follow the instructions in the Company's Deficiency Notice. Instead, he redrafted Proposals #1 and #2, and resubmitted such Proposals to the Company together with his self-nomination Proposal (Proposal #3 -- which remained unchanged). Rather than select a single Proposal, he provided a number of suggestions to the Company with respect to the order in which IBM might treat his Proposals. However, the Proponent never reduced his initial submission to a single, standalone proposal not exceeding 500 words, nor did he specify precisely which of the three Proposals the Company should further consider if only one such Proposal was to be considered.

To the contrary, all of the scenarios he presented in his cover letter for inclusion of his Proposal(s) clearly included the express requirement that his self-nomination Proposal [Proposal #3] also had to be included in the proxy materials together with whichever other Proposal(s) were included - - in the Proponent's own words, the Proponent also wanted to have his **"name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2011 Proxy".**

In this connection, instead of selecting a single Proposal and drafting a 500 word Proposal as the Company had requested in the Deficiency Notice, on page 1 of his 6 page PDF the Proponent merely provided IBM with his own "pecking order" for which Proposal(s) should be considered for inclusion in our proxy materials. Yet, no matter whether IBM was to consider both Proposal #1 and/or Proposal #2, the Proponent made clear (on page 1 of his PDF attachment, and as quoted above) that he continued to require that his self-nomination Proposal (Proposal #3) also be included **in the Company's proxy materials** together with whichever Proposal(s) were ultimately included in the Company's proxy materials. Put another way, under any reading of the Proponent's November 21 submission, if the Company were not to accept all three parts of the Proponent's submission for inclusion in our proxy materials (which 3 parts continue to collectively exceed 500 words), at least two of the three numbered Proposals would still be required to be included by the Company in our Company's proxy materials.

Employing the Proponent's logic from page 1 of the PDF, IBM would, in any event, have to include in our proxy materials either:

- Proposals #1, #2 and #3 (in total);
- Proposals #1 and #3; or
- Proposals #2 and #3

The Proponent's continuing requirement to link Proposal #3 to either or both of the other two Proposal(s) he resubmitted on November 21, 2010 constitutes an express violation of the single proposal rule set forth in Rule 14a-8(c). The Proponent's self-nomination proposal (Proposal #3) raises a concept which is separate and distinct from both Proposal #1 -- which relates to providing Electronically Stored Information (ESI) in litigation and Rule 26 of the Federal Rules of Civil Procedure. By the same token, the self-nomination proposal is also separate and distinct from Proposal #2 -- which relates to making the Proponent's specific revisions to IBM's Code of Ethics. What is more, Proposals #1 and #2 raise separate and distinct concepts, as they would each purport to have the Company undertake wholly separate and distinct actions. These proposals are not closely related nor are they linked by any single well-defined unifying concept. See Exchange Act Release 12999 (November 22, 1976).

In the instant case, the Proponent presented three separate Proposals. By failing to specify which single Proposal the Proponent wanted the Company to consider under Rule 14a-8(c), the Proponent is clearly attempting to evade the rule's express limitations. It is not the job of the Company to select which of the three Proposals should be included in our proxy materials. Rather, it is the Proponent's responsibility, following the Company's express and clear request to comply with Rule 14a-8(c), to provide IBM with a single proposal not to exceed 500 words, that otherwise conforms to the requirements of Rule 14a-8. He utterly failed to do so.

In short, it is clear from the documents and the facts that the Proponent is attempting to circumvent the one-proposal limit in Rule 14a-8(c). Moreover, as noted earlier, the Proponent is not eligible to submit **even one** shareholder proposal for the 2011 Annual Meeting, because he failed to provide a written statement of his intent to continue to maintain ownership of the requisite amount of IBM shares through the date of the 2011 Annual Meeting, as requested by the Company and required by Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999 (specifically that "such tactics" and "maneuvers" will result in the granting of no-action relief concerning the omission of the proposals at issue), and based on the no-action letter precedent cited above, we believe that all three of the Proposals are fully excludable in reliance on Rule 14a-8(c) for exceeding the one-proposal limitation. The Company therefore requests that no enforcement action be recommended to the Commission if the Proposals are excluded on this basis.

3. All of the Proposals should also be omitted under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance against the Company, which are designed by the Proponent to further personal interests, but which interests are not shared by IBM stockholders at large. IBM also respectfully requests Cabot[3] treatment with respect to the Proposals.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large. The instant Proposal emanates directly out of the Proponent's personal disputes he has had against the Company and its management over the years relating to his employment, which disputes have been the subject of multiple litigations.

The Proponent continues to raise the very same matters with IBM in these stockholder proposals that he has raised repeatedly in his litigations. **See Exhibit E.** A comparison of the Proponent's most recent court pleadings regarding Electronically Stored Information (ESI) and his related grievances with IBM make crystal clear that the Proponent is now impermissibly attempting, yet again, to employ the stockholder proposal process to address the same personal grievances that were dismissed by the courts. None of the courts have found any merit to the Proponent's claims, and at this point, there is also no reason to have to waste IBM stockholders' time with these issues. The fact that the Proponent remains disgruntled at IBM and did not achieve success in the court system with respect to his issues should not give him license to revisit these issues yet again through the stockholder proposal process. The instant Proposals, though addressing ESI, the IBM Code of Conduct and another attempt to use IBM's proxy materials to advance his self-nomination to the Board of Directors, are no more than a transparent attempt to reair the same personal grievances against IBM. We will not repeat here all of the details of his grievances, many of which are discernable from the Proponent's own communications -- in the cover letters to his Proposals, in his other communications to the SEC, and in some of the other attachments hereto. In addition, the Proponent has for some time maintained his own website, http://ibmethics.blogspot.com/ where he has posted multiple, self-serving commentary on many of the same issues addressed in the instant Proposals; See, among others:

http://ibmethics.blogspot.com/2009/05/ibm-to-respond-why-they-prefer-paper-to.html
http://ibmethics.blogspot.com/2009/06/ibm-tries-to-intimidate-witnesses-from.html
http://ibmethics.blogspot.com/2009_05_01_archive.html
http://ibmethics.blogspot.com/2009/06/ibm-responds-they-dont-know-nothing.html
http://ibmethics.blogspot.com/2010_01_01_archive.html

---

[3] Cabot Corporation (November 4, 1994).

To be clear, all of the Proponent's court claims against IBM have been dismissed, and his appeals now have also been dismissed. It is not the purpose of this letter to revisit any of his personal issues -- all of which are without merit -- or to comment on the Proponent's other communications. For purposes of Rule 14a-8, however, we believe the Proponent is attempting to misuse the stockholder proposal process -- again -- to call attention to his grievances and to advance purely personal ends. This is precisely what Rule 14a-8(i)(4) is designed to avoid.

In our view, the instant Proposals, just like his previous 14a-8 submission in February 2010, is clearly excludable under Rule 14a-8(i)(4), as the Proponent has lodged these Proposals as one of many tactics he believes will put him into the limelight, and gain some retribution against the Company. Therefore, the instant stockholder proposals should be omitted under 14a-8(i)(4), as they relate to the redress of a personal claim or grievance against the Company which is clearly designed to further the Proponent's personal interest, but which interest is not shared by stockholders at large.

In this connection, the SEC ruled in another no-action letter involving a similarly situated disgruntled former employee:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon [former] Rule 14a-8(c)(4). **In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company.** (emphasis added)
>
> See International Business Machines Corporation (February 5, 1980)

The same result should apply in the instant case. The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982). In discussing the predecessor rule governing the exclusion of personal grievances, the Commission stated:

> It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security

holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

See Exchange Act Release No. 19135 (October 14, 1982).

The Proponent's personal grievances, however styled, are clearly of no interest whatsoever to IBM stockholders at large. In this vein, the Commission has also recognized that where: (i) a proponent has a history of confrontation with a company and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4), a proposal may be excludable on this ground *even though, on its face, the Proposal does not reveal the underlying dispute or grievance.* See Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 22, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. See also General Electric Company (January 12, 2007); Unocal Corporation (March 30, 2000)(grant of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder). See also International Business Machines Corporation (December 18, 2002)(proposal to honestly and forthrightly review employee claims of bias and discrimination regardless of the employee's status and to adopt a policy and business practice to honor any written commitments from IBM executives that such reviews will take place excluded as personal grievance); Unocal Corporation (March 15, 1999) (proposal to take certain action regarding the number and size of underground tanks of currently and previously owned service stations and taking action against employees and Unocal's outside counsel who withhold information on the subject excluded as personal grievance).

The same result should apply here. The staff has often utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the company, notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See The Southern Company (December 10, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's

Corporation (March 23, 1992); The Standard Oil Company (February 17, 1983); American Telephone & Telegraph Company (January 2, 1980). Since the shareholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's Annual Meeting. Because we believe the instant Proponent is again wasting corporate time and resources in a gross misuse of the shareholder proposal process to further address his ongoing personal grievances against the Company, the Company respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4). See Morgan Stanley (January 14, 2004) (proposal to "adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [sic], on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury" and further clarifies that the policy include "the voluntary setting aside and returning of those financial awards, even if awarded via court or arbitration rulings" omitted as personal grievance); CSX Corporation (February 5, 1998)(proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance). As such, the Company believes that the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(4), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(4).

- **Forward-Looking (Cabot) Relief Sought**

Furthermore, given the instant Proponent's ongoing history, and repeated misuse of the stockholder proposal process with respect to these matters, we also respectfully request forward-looking (i.e. Cabot) relief with respect to future submissions of the same or similar proposals. See Division of Corporation Finance, Staff Legal Bulletin Number 14 at Section C.5 (circumstances permitting forward-looking relief under Rule 14a-8(i)(4)); Cabot Corporation (November 4, 1994); See also General Electric Company (January 12, 2007)(to same effect); Unocal Corporation (March 30, 2000)(to same effect); International Business Machines Corporation (November 22, 1995) and International Business Machines Corporation (December 29, 1994)(in two separate letters regarding separate proponents, staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February

15, 1994)(Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder).

4. Proposals #1 and #2 May also be excluded Under Rule 14a-8(i)(7) as relating to the Company's Ordinary Business Operations

The Company believes that Proposals #1 and #2 may also be omitted from the Company's proxy materials for the 2011 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because they both deal with matters relating to the conduct of the ordinary business operations of the Company. The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers." (id. at 29,108) (emphasis added). "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. Under this standard, the instant Proposals are clearly subject to omission under Rule 14a-8(i)(7). Proposal #1, which seeks to have IBM comply with federal discovery rules relating to electronically stored information (ESI), and Proposal #2, which seeks for IBM to revise its internal code of ethics -- known as the IBM Business Conduct Guidelines -- both clearly fall within the ambit of Rule 14a-8(i)(7). Moreover, these Proposals fail to focus on any sufficiently significant social policy issues which might otherwise cause the Proposals to transcend the ordinary business exclusion.

A. Proposal #1 is subject to exclusion under Rule 14a-8(i)(7) as the Proposal relates to the management of the Company's legal compliance activities and

other employment-related matters advancing standards dictated by the Proponent.

Proposal #1 is subject to exclusion under Rule 14a-8(i)(7) under a long line of decisions that have excluded similar litigation-related proposals as relating to a company's general legal compliance program or other employment related matters. The instant Proposal provides, in pertinent part:

> "IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure *[fn 4]* (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC, since that involves discrimination."
>
> "The ESI for EEOC cases be voted upon, which would give IBM compliance under FRCP 26 (as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964. Mr. Lindner asked Sam Palmisano at the April 2010 Shareholder Meeting whether IBM was meeting the legal requirements FRCP 26 revised in 2006, and Mr. Palmisano dodged the question (saying he was not a lawyer), and then when Mr. Lindner pointed out that Mr. Andrew Bonzani, Secretary of the Corporation, next to him on the stage was a lawyer, Sam refused to answer, and went on to some other Shareholders."
>
> --------------
>
> "*[fn 4]* The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is.
> http://www.law.cornell.edu/rules/frcp/Rule26.htm"

* * *

The instant Proposal can be read to have the Company revise its methodology for providing data during litigation discovery and for ensuring compliance with applicable laws in connection with various litigations, including FRCP 26 – all in accordance with the Proponent's own specific standards as outlined in the Proposal. However, this type of micro-management by stockholders simply cannot survive scrutiny under Rule 14a-8(i)(7). The Staff has made clear in similar situations that no-action relief is available for proposals of this nature, as such proposals impermissibly purport to micro-manage a registrant's legal compliance activities, which are ordinary business matters. See FedEx Corporation (July 14, 2009)(report on the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors could be excluded as relating to the company's ordinary business operations (i.e., general legal compliance program)); The AES Corporation (March 13, 2008)(proposal to commission an independent investigation of management's involvement in the falsification of environmental reports, and to report on these findings together with board recommendations and company action to be taken as a result of the board's findings excluded under rule 14a-8(i)(7), as relating to AES's ordinary business operations (i.e., general conduct of a legal compliance program)); Lowe's Companies, Inc. (March 12, 2008)(proposal to establish a committee to prepare a report that discusses the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors excluded as ordinary business (i.e., general legal compliance program)); Ford Motor Company (February 13, 2008)(proposal to condemn the commission of internal fraud and assign the investigation of reports of internal fraud to a committee reporting to the board; have individuals certify that each program launch is void of product liability risk and premature part cancellation costs; and report to shareholders excluded under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general conduct of a legal compliance program)); Ford Motor Company (March 19, 2007) (proposal to appoint independent legal advisory commission to investigate "Security Law violations" properly excluded under Rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general conduct of a legal compliance program)); The AES Corporation (January 9, 2007)(proposal to create an ethical oversight committee to monitor the company's compliance with applicable laws, rules and regulations of the federal, state, local governments and the AES Code of Business Conduct and Ethics was properly excluded as relating to its ordinary business operations (i.e., general conduct of a legal compliance program)); Halliburton Company (March 10, 2006) (proposal to report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations discussed in the proposal and the potential damage to the company's reputation and stock value excluded by Halliburton under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal compliance program)); ConocoPhillips (February 23, 2006) (proposal to investigate, independent of in-house legal counsel, and report to shareholders all potential legal liabilities alleged by the proponent to have been omitted from prospectus excluded under rule 14a-8(i)(7), as relating to ConocoPhillips' ordinary business operations (i.e., general legal compliance program)); Sprint Nextel Corporation (February 15, 2006)(proposal to prepare a report addressing the company's failure to disclose certain significant transactions with executive officers excluded under rule 14a-8(i)(7), as relating to Sprint Nextel's ordinary business operations (i.e., general legal compliance program and discipline of employees)); NYNEX Corporation (February 1, 1989)(proposal to form a special committee to revise the existing code of corporate conduct excluded as a matter of ordinary business (i.e., the particular topics to be addressed in the Company's code of conduct)). The rationale for exclusion set forth in each of the above letters as "ordinary business" should apply with equal force to the instant Proposal which purports to dictate how the Company should comply with various evidentiary rules regarding litigation discovery. As such, Proposal #1 should be excluded as a matter of ordinary business under Rule 14a-8(i)(7).

B. Proposal #2 is also subject to exclusion under Rule 14a-8(i)(7) as the Proponent seeks to substitute his own judgment for the Company's by attempting to dictate and enforce his own revised standards of ethics.

Proposal #2, which would have IBM "improve the IBM Code of Ethics" by "radically revis[ing]" it in the manner specified by the Proponent, is no more than a directive to have IBM rewrite our Company's Business Conduct Guidelines and other codes of conduct we employ in our Company to regulate employee activity and behavior in the day-to-day administration of our Company's business.

A review of this Proposal shows that the Proponent would have the Company:

- Undertake "a study of all cases involving the IBM Code of Ethics within the past 10 years,"
- Conduct "a survey of other firms that have had ethics problems (including: the Catholic Church, US Congress, Enron [and] American Express," and
- Establish "a system of innovative rewards and punishments", which would include, inter alia, "immediate dismissal for cause without pension, stock options- and 80% of that money be restitution to the victims" "or a wrong-doer can admit errors and receive a 10% of his IBM benefits" (sic).

This Proposal also clearly and directly relates to the management of our Company's workforce under Rule 14a-8(i)(7) by attempting to dictate and enforce the type of compliance standards the instant Proponent wants. Such an effort at stockholder micro-management falls at the heart of the Company's ordinary business operations.

In this connection, the Commission has long recognized that proposals relating to the promulgation, monitoring, compliance and enforcement of various company standards of ethics or codes of conduct can be excluded under Rule 14a-8(i)(7) as a matter of a company's ordinary business. As a result, a variety of stockholder proposals submitted to different companies over the years relating to creating, modifying, monitoring and enforcing compliance with a company's code of conduct, ethics or other programs have been consistently excluded with Staff concurrence under Rule 14a-8(i)(7) as infringing on management's core function of being able to establish, oversee, monitor compliance with, amend or enforce such codes of conduct, codes of ethics or other programs. See, e.g., Sprint Nextel Corporation (March 16, 2010)(proposal that sought to investigate why company has failed to adopt an ethics code that is reasonably designed to deter wrongdoing by its CEO and to promote ethical conduct, securities laws compliance, and accountability for adherence to the ethics code by the CEO); International Business Machines Corporation (January 7, 2010, reconsideration denied, February 22, 2010)(proposal to restate and enforce traditional standards of ethical behavior properly omitted under Rule 14a-8(i)(7)); American Express Company (January 22, 2009) (proposal from **Mr. Lindner** that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code was properly excluded as related to the company's ordinary business operations (i.e., terms of its code of conduct)); American Express Co. (January 23, 2007)(to same effect); Verizon Communications Inc. (December 17, 2008)(proposal to form a Corporate Responsibility Committee to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability excluded as relating to Verizon's ordinary business operations (i.e., general adherence to ethical business practices)); Monsanto Company (November 3, 2005)(proposal to establish an ethics oversight committee to "insure compliance with Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations" excluded as relating to ordinary business operations (i.e., general conduct of a legal compliance program); Costco Wholesale Corp. (December 11, 2003)(proposal requesting "a thorough code of ethics that would also address issues of bribery and corruption" excluded as relating to the company's ordinary business operations (i.e., the terms of its code of ethics)); Intel Corporation (March 18, 1999)(proposal to implement an employee Bill of Rights excluded as relating to the management of the workforce); AMOCO Corp. (February 10, 1998)(proposal requesting revisions to code of ethics excluded because it related to ordinary business operations (i.e., the terms of its corporate code of ethics)); Lockheed Martin Corporation (January 29, 1997)(proposal to evaluate whether the company has a legal compliance program that adequately reviews conflicts of interest and the hiring of former government officials and employees and to prepare a report on its findings was properly excluded under former Rule 14a-8(c)(7) (i.e., employment related matters)); USX Corporation (December 28, 1995)(proposal to adopt and maintain a comprehensive Code of Ethics omitted since it dealt with a matter relating to the company's ordinary business operations (i.e., the terms of a corporate Code of Ethics)); McDonald's Corporation (March 19, 1990)(proposal to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's management and employees as well as the company's relationship with its customers, franchisees, shareholders and other constituencies excluded as a matter of the company's ordinary business). In arriving at a position, the staff particularly noted in McDonald's that the proposal appears to be directed at the content and the implementation of standards on such matters as the conduct of the company's management, the company's employee/employer relations, the company's customer and business policies and the company's relationship with its shareholders. In the Division's view, these matters involve decisions dealing with the company's business operations as illustrated by the company's existing policies with respect to the conduct of directors and officers, employment policies on affirmative action and equal employment opportunity and various other organizational policies, departments, and committees. As in each of the above letters, the same result should apply here to exclude the instant Proposal as a matter of ordinary business for IBM under Rule 14a-8(i)(7).

At IBM, it is a fundamental management function to assure compliance with the Company's internal ethics and compliance policies, as well as its legal and regulatory responsibilities. To this end, IBM's Business Conduct Guidelines (BCGs) is our global code of business conduct, standards, and values, for IBM directors, executive officers and employees.

See www.ibm.com/investor/governance/business-conduct-guidelines.wss

The IBM BCGs provide direction on a variety of issues common to every IBM employee. In addition, as a supplement to our BCGs, IBM has also created an additional set of guidelines for employees who deal with government-owned entities. These employees are also required to comply with the IBM Government Client Guidelines (GCGs).

See http://www.ibm.com/investor/pdf/guidelines.pdf

Each IBMer is required to understand and comply with both the BCGs and, as applicable, the GCGs, and to exercise good judgment at all times. Since IBM's reputation for integrity and business are never to be taken for granted, a violation of any IBM guideline may result in disciplinary action, including dismissal.

The introductory section of our BCGs highlights the dynamic nature of our industry, and our ongoing need to ensure that we operate in a legal and ethical manner.

> As IBM employees, we frequently encounter a variety of ethical and legal questions. There are no shortcut formulas or automatic answers to the choices we have to make in business today; however, we should decide these questions in ways that are consistent with IBM's values. In some instances, the Business Conduct Guidelines will only be able to provide a baseline standard for our actions--but underlying these guidelines are the values we share as IBMers:
>
> - Dedication to every client's success
> - Innovation that matters--for our company and for the world
> - Trust and personal responsibility in all relationships
>
> As simple statements, our values may not provide obvious answers in all instances, but they give--or should give--very clear reasons why we make the choices we do. You will have many opportunities to make such choices in situations that are not covered by these Business Conduct Guidelines. But you will not come across a major decision at IBM where our values would not be applicable. And because of the values we share, you will never encounter a situation where actions contrary to our Business Conduct Guidelines are acceptable for an IBMer.
>
> In IBM, the Chief Executive Officer and senior executives are responsible for setting standards of business ethics and overseeing compliance with these standards. It is the individual responsibility of each IBM employee to comply with these standards.
>
> In all instances every employee must obey the law and act ethically. IBM's Business Conduct Guidelines provide general guidance for resolving a variety of legal and ethical questions for employees of IBM, including its subsidiaries and affiliates. Employees who work in marketing and specialized areas such as government procurement and regulatory matters (e.g., environmental, export, tax and customs) must also comply with additional functional guidelines.

Our industry continues to undergo significant changes. As a whole, these changes make the ways in which we do business more complex. Because of the continuing need to reassess and clarify our practices, the contents of these Guidelines will be kept online and updated as required.

Each section of these Guidelines covers an area in which we have responsibilities to IBM as employees:

- Personal conduct and protection of IBM's assets
- Obligations in conducting IBM's business with other people and organizations
- Conflicts of interest and other considerations affecting IBM that may arise on our own time

Because rapid changes in our industry constantly present new ethical and legal issues, no set of guidelines should be considered the absolute last word under all circumstances. If you have any questions about interpreting or applying these Guidelines--or about guidelines and procedures published by IBM or its operating units, subsidiaries or specific functions, such as the Public Sector Guidelines--it is your responsibility to consult your manager or IBM counsel. A violation of any IBM guidelines can result in disciplinary action, including dismissal.

See www.ibm.com/investor/governance/business-conduct-guidelines.wss

In order to provide centralized and independent oversight of IBM's ethics and compliance programs, IBM has also established a Corporate Trust & Compliance Office (CTCO). The CTCO is led by IBM's Vice President, Assistant General Counsel, Chief Trust & Compliance Officer and Co-Lead Sales and Distribution Legal. Her global team of compliance professionals works with IBM employees around the world to help ensure that IBM conducts business with integrity and is a model of compliance with legal and regulatory requirements everywhere in the world the Company does business. The team also administers IBM's global BCGs certification and education program.

See http://www.ibm.com/investor/governance/corporate-trust-and-compliance.wss

Finally, IBM's Audit Committee is responsible for reviewing reports of the Company's financial results, audits, internal controls and adherence to IBM's Business Conduct Guidelines in compliance with applicable laws and regulations including federal procurement requirements. See http://www.ibm.com/investor/governance/board-of-directors/committees-of-the-board.wss#audit

In short, given that virtually all levels of IBM's own internal management are already integrally involved in the promulgation, modification, administration and enforcement of our Business Conduct Guidelines as well as our Government Conduct Guidelines, IBM believes Proposal #2 may also be omitted from our proxy materials because it deals with matters relating to IBM's ordinary business operations. IBM's Business Conduct Guidelines (as well as our Government Conduct Guidelines) are reviewed on a regular basis by management, and the administration of our Guidelines is so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. As such, we submit that both Proposal #1 and Proposal #2 can be excluded under Rule 14a-8(i)(7), as relating to IBM's ordinary business operations. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes Proposal #1 and Proposal #2 under Rule 14a-8(i)(7).

5. Proposal #3 May Also Be Excluded Under Rule 14a-8(i)(8) because that Proposal Relates to the Election of Directors.

We believe that Proposal #3 is also fully excludable pursuant to Rule 14a-8(i)(8), which rule permits the exclusion of shareholder proposals "relat[ing] to an election for membership on a company's board of directors or analogous governing body." The purpose of the exclusion is to ensure that the shareholder proposal process is not used to circumvent more elaborate rules governing election contests. The Commission has stated that "the principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature since other proxy rules ... are applicable thereto." Exchange Act Release No. 12598 (July 7, 1976).

In the instant case, and in addition to the reasons for exclusion articulated earlier in connection with the Proponent's submission of multiple proposals, the Proponent's self-nomination, which would expressly have IBM put the Proponent's ***"name appear on the IBM proxy along with my shareholder proposal(s) on the April 2011 proxy"*** (i.e. Proposal #3) is clearly violative of Rule 14a-8(i)(8), and should be excluded on the basis of such Rule. See West Town Bankcorp, Inc. (June 13, 2001) (self-nomination); Global TeleSystems, Inc. (June 5, 2001) (self-nomination); Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998) (self-nomination); Boonton Electronics Corporation (March 14, 1997) (self-nomination); Ambase Corporation (December 30, 1996) (self-nomination); Scott & Stringfellow, Inc. (June 12, 1996) (self-nomination).

In this connection, this Proposal does not relate to an election contest. Rather, the Proponent wants his own name included ***in the IBM proxy materials*** as a candidate for election to the IBM Board of Directors together with his other shareholder proposal(s). It is therefore clear that Rule 14a-8(i)(8), as presently in force, is applicable to this situation. Such rule precludes a stockholder proposal from utilizing **IBM's proxy statement** in order to seek membership on IBM's Board of Directors. In short, since the Proponent has impermissibly attempted to utilize the Company's proxy materials in order to gain membership on the Company's Board of Directors, Proposal #3 does not in any way constitute notice of an independent solicitation. As such, Rule 14a-8(i)(8) therefore should clearly preclude such Proposal from being included in IBM's 2011 proxy materials. Hence, the Company requests that no enforcement action be recommended to the Commission if Proposal #3 is also excluded under Rule 14a-8(i)(8).

6. The Proposals may also be omitted under Rule 14a-8(i)(1) as they are not proper subjects for action by stockholders under New York State Law.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that the business of a corporation shall be managed under the direction of its board of directors. Nothing in the law of the State of New York empowers IBM stockholders to take any of the actions articulated in any of the Proposals at the Company's 2011 Annual Meeting. Inasmuch as the instant Proponent would have our stockholders take the actions described in the Proposals, the Proposals also violate New York law. And, since the Proposals are improper subjects for shareholder action under New York State law, the Company believes that the Proposals may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1) and respectfully requests that no enforcement action be recommended to the Commission if it excludes the Proposals on the basis of Rule 14a-8(i)(1).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will take no enforcement action if IBM excludes the Proposals from its 2011 Proxy Materials for the reasons set forth above. IBM would be pleased to provide the Staff with any additional information, and answer any questions that you may have regarding this letter.

We are sending the Proponent a copy of this submission. Rule 14a-8(k) provides that a stockholder proponent is required to send a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. As such, the Proponent is respectfully reminded that if he elects to submit additional correspondence to the Commission or the Staff with respect to any of the Proposals, a copy of that correspondence should concurrently be furnished *directly to my attention* in accordance with Rule 14a-8(k). My fax number is 845-491-3203 and the Proponent's fax number is

*** FISMA & OMB Memorandum M-07-16 ***

Thank you for your attention to this matter.

Sincerely yours,



Stuart S. Moskowitz
Senior Counsel

copy with attachments to:

Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit **A**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

Mr. Lindner's Shareholder Proposal on Truth Commission and EEOC
For IBM's Annual Shareholder Meeting April 2011
Sunday, October 31, 2010 5:27 PM
Via fax: 845-491-3203

Stuart Moskowitz, Esq.
c/o Secretary of the Corporation Andrew Bonzani
IBM
Corporate HQ
Armonk, NY
RE: Shareholder Proposal of Peter Lindner

Proposal

This Shareholder Proposal has two components and relate especially to matters of socially important issues, namely discrimination:

1. The proposal setting up a Truth Commission for EEOC problems against IBM employees with a complete report and recommendation within 1 year for inspection prior to the filing date for Shareholder Proposals for the next year.
2. The proposal sub-topic that IBM comply with ESI (electronically stored information) as required by FRCP 26 of Dec2006, especially for discrimination cases that involve the EEOC

I also hereby declare myself as a candidate for the IBM Board of Directors, and wish to have my name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2011 Proxy.

Details:

IBM shall set up a Truth Commission to look into all discrimination matters of the past 15 years, It shall be modeled after the Truth Commissions proposed (and sometimes carried out) relative to (for example)

- Truth Commission on Apartheid in South Africa
- Truth Commission to Investigate Bush-Cheney Administration Abuses proposed in the US Congress

As CEO Sam Palmisano writes in IBM's Business Conduct Guidelines of January 2009 that IBM will do more than the minimum that the law requires.

> "At one level, the IBM Business Conduct Guidelines are a document of conduct we establish for ourselves to help us comply with laws and good ethical practices. We regularly review and update it as business and the world at large become more complex, and as the need for such guidelines becomes greater."

Secondly, IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure[1] (FRCP) 26, and for

[1] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list

example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC (Equal Employment Opportunity Commission), since that involves discrimination.

If IBM objects to one of the two items, then I ask that they be separated, especially so that the ESI for EEOC cases be voted upon, which would give IBM compliance under FRCP 26 (as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964.

Background

Mr. Peter Lindner was in a class-action suit on age-discrimination entitled Syverson v IBM Case No. C 03-04529 RMW and 461 F.3d 1147 (in California) that "has been resolved."

Mr. Lindner was allegedly also wronged by IBM in getting a job with a vendor, which became *Lindner v IBM, et al* 06 cv 4751 SDNY. The full name of the case is *Peter W. Lindner, Plaintiff v International Business Machines Corporation, Robert Vanderheyden, Heather Christo Higgins, John Doe #1, And John Doe #2,Defendants* 06 Civ. 4751 (RJS) (DFE).

However IBM refused to "Produce the 'personnel records' concerning the plaintiff as defined"[2] by the SDNY. Moreover, IBM turned over documents that were fax copies, and thus not searchable by Personal Computers (PCs) in an attempt to make it difficult to access the information. IBM also alleged (wrongly) to federal judge on June 5, 2009 that all ESI had been turned over when it was not:

> **II. Plaintiff's Letter Motion to Compel Electronic Discovery**
>
> Plaintiff also seeks to compel Defendants to produce unspecified electronically stored information in metadata format. Plaintiff's suggestion that Defendants have failed to provide electronically stored information is disingenuous as Defendants advised Plaintiff via letter on February 20, 2009 that in responding to discovery requests, Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.

When Mr. Lindner pointed out on June 15, 2009 an email sent by IBM (specifically by IBM'er Ron Janik) indicating that the prospective employer Wunderman had asked for a reference on Mr. Lindner, and that this relevant email was not turned over, IBM did not produce

---

of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is.
http://www.law.cornell.edu/rules/frcp/Rule26.htm

[2] http://www1.nysd.uscourts.gov/cases/show.php?db=forms&id=67
Also: ESI documents are referred to in "Order To Prepare Civil Case Management Plan" which talks about
"4. any issues relating to discovery of electronically stored information, including the costs of production and the form(s) in which such discovery should be produced."
A complete set of forms is at:
http://www1.nysd.uscourts.gov/forms.php

the relevant documents, nor did IBM explain how this email (from Janik) was overlooked, nor did IBM notify the Judge that IBM erroneously sworn that IBM had turned over all relevant ESI.

It is worth noting that even in an adversarial process such is the Federal Court system, the two sides voluntarily turn over ESI **prior** to the start of discovery. In other words, IBM should not have waited for a specific notice to compel their production of electronically stored information, and in this case, did not even produce the computer searchable documents. Few people can match the power of a corporation, and IBM in particular. For IBM to make it difficult to use a computer to search records is opposite to the goal of IBM when it was founded over 100 years ago, and is contrary to the wishes of data processing experts everywhere.

IBM was aware that Mr. Lindner is gay (as well as having donated to Lesbian and Gay charities), was part of the IBM Gay and Lesbian Employee group and had come out to both his manager Tim Bohling and later his group leader Robert Vanderheyden. This is a matter of gay discrimination as well as age discrimination. Studies have shown that stock prices drop with age discrimination cases, so it makes economic sense as well as social justice to stop discrimination and obey the law fully. The "rules" on discovery are a "duty", and IBM should obey[3] the law rather than try to evade it. IBM should lead by example in providing electronically stored information – if IBM won't do it, who will?

Finally, Mr. Lindner brought this issue up to the US Second Circuit Court of Appeals, since IBM won on summary judgment in the lower court without having Mr. Lindner presenting his side. The Second Circuit curiously voided the appeal, even though allegations of misconduct and witness tampering (and violations of 18 USC §1512 and 18 USC §1512(b)(3) were alleged on 3 or more separate events in or about August 2009, October 2009, and August 2010). Specifically, Mr. Lindner alleged that IBM did tamper with witnesses in 06cv4751 by communicating to potential witnesses (IBM Vendors) in violation of 18 USC §1512(e), without the defendant's [IBM's] "sole intention was to encourage, induce, or cause the other person to testify truthfully":

> "**(e)** In a prosecution for an offense under this section, it is an affirmative defense, as to which the defendant has the burden of proof by a preponderance of the evidence, that the conduct consisted solely of lawful conduct and that the defendant's sole intention was to encourage, induce, or cause the other person to testify truthfully. "
> [TITLE 18 > PART I > CHAPTER 73 > § 1512. Tampering with a witness, victim, or an informant]
> http://www.law.cornell.edu/uscode/18/usc_sec_18_00001512----000-.html

IBM's CEO Sam Palmisano evades/avoids answering direct question in April 2010

In the April 27, 2010 Annual IBM Shareholders' Meeting in Milwaukee, Wisconsin, Mr. Lindner asked CEO Sam Palmisano point blank about the legal requirement of releasing information in ESI format, and Mr. Palmisano claimed he was not aware of the law – since he's not a lawyer. I noted to Mr. Palmisano that the gentleman next to him was a NY State Lawyer

---

[3] In the humorous situation comedy "Curb Your Enthusiasm", in the episode about a Native American contractor / gardener entitled "Wandering Bear," a nasty woman refuses to pay the fee for some work done, and then she insults the gardener who says: "There's no need to say that, you're a better person than that." (The various people who know her in the background say: "No, she's not.") So, as the US Supreme Court said that a corporation is like a person (in *Citizens United versus Federal Election Commission*, January 21, 2010), then IBM should be a better person / corporation than that.

and the Secretary of the Corporation, and instead of getting Andrew Bonzani, Esq. VP in General Counsel's Office, to answer, Mr. Palmisano made fun that I mispronounced Mr. Bonzani's name, and then cut me off without letting me finish or without answering a simple straight forward question.

IBM refused to give me the video of that incident, and as best I can tell, refused to give me the official text / transcript of that information, which I requested in writing to IBM's lawyers, so that the Shareholders can see for themselves the disrespect Mr. Palmisano had for supplying such information to the Shareholders, and perhaps in violation of SEC rules for giving incomplete or misleading information as applied to sanctioned Corporate events, to wit: Shareholders Meetings.

Sincerely yours,



5:50pm 10/31/2010.

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

PS: I am willing to work with IBM to refine, reduce, and streamline this proposal (or two proposals) in a spirit of cooperation, in case IBM finds it too long, cumbersome, failing to meet IBM or SEC requirements for Shareholder Proposals, or wish to be more succinct in wording this proposal. I also wish to work with IBM to have IBM implement this proposal on their own, without Shareholders voting, if IBM will so implement it in the next 12 months.

PPS: Mr. Lindner asserts as per IBM and SEC requirements that he owns more than $2,000 worth of IBM shares (perhaps $10,000 or more).



IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Peter Lindner to: Andrew Bonzani 10/31/2010 06:37 PM
Cc: "Peter Barbur", "CFLetters at SEC"
Custom expiration date: 10/31/2011

History: This message has been replied to and forwarded.

1 attachment



IBM Shareholder Proposal ver a for Apr 2011 of Mr. Lindner on Truth Commission and EEOC.pdf

Mr. Bonzani:

I was surprised that at the April 2010 Shareholder Meeting both you and CEO Sam Palmisano refused to answer a direct question on whether Electronically Stored Information (ESI) was mandated by US Law; specifically: FRCP 26 as revised in Dec2006 by the US Supreme Court. I feel Mr. Palmisano gave misleading information to Shareholders by saying he did not know, since he was not a lawyer, whether that was true, and when I pointed out that you as a NY State lawyer and as Secretary of the IBM Corporation was seated right next to him, Mr. Palmisano mocked me for mispronouncing your name, and then refused to answer the question, or give it to you to answer, and then cut me off from answering.

Also, to the best of my knowledge, ESI including the videotape of that question and of the entire meeting was not turned over to me, to prove my allegations, nor was a transcript, nor an audio tape -- all 3 of which I requested. I may be mistaken, in that you sent them to me, and I overlooked it. Please cooperate with me and the SEC so we can determine what Sam said, and whether Sam gave misleading information to the IBM Shareholders in April 2010 in Wisconsin. I also wish to have made public all information as to whether IBM may have violated US laws, specifically 18 USC §1512 on Tampering with Witnesses (etc) in 06cv4751 Lindner v IBM, et al., and whether IBM did contact via email said witnesses without the "sole intent" of encouraging the witnesses to tell the truth, as per 18 USC §1512 (e).

Finally, I wish to be on the April 2011 proxy as both a nominee for Director and to have both shareholder proposals on compliance with EEOC and ESI laws, just as IBM complies in its public statements with saying IBM shall respect all candidates regardless of age, race, religion (etc.).

If my document fails to meet specific requirements, then I wish to amend it to meet such requirements as word length or readability, or any other failure, including have 2 proposals, the more important of which is having IBM comply with EEOC suits by providing in advance all relevant ESI.

I have also faxed this to you c/o Mr. Moskowitz's fax , and sent via USPS.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit **B**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8



International Business Machines Corporation
Corporate Legal Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2010

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Lindner:

Please let this serve to acknowledge IBM's receipt on October 31, 2010 of your four (4) page fax submission, which included three (3) shareholder proposals that you want to have included in IBM's 2011 proxy statement. Since your submission involves a matter relating to IBM's 2011 annual meeting, and since your October 31 submission contains a number of procedural defects, I am sending you this letter under Rule 14a-8 of the federal proxy rules to ensure that you understand the procedural defects in your submission and timely satisfy all requirements in connection with your submission by providing me all of the information I have outlined for you in this letter.

In order to be eligible to submit a stockholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, we have been able to verify your eligibility on our own, although you still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Under Rule 14a-8, each shareholder may submit no more than one proposal for a particular shareholders' meeting. These same rules also require that the proposal you submit, including any accompanying supporting statement, may not exceed a total of 500 words. In reviewing your 4 page submission, I note that it raises three separate proposals: (i) the first proposal is for IBM to establish a Truth Commission for EEOC problems; (ii) the second proposal is to have IBM comply with ESI (electronically stored information) as required by FRCP 26 of December 2006; and (iii) the third proposal is that you wish to have your name appear as a candidate for the IBM Board of Directors on the IBM proxy along with your other two proposals.

As noted above, your submission of three proposals does not comport with the proxy rules. In addition, your four page submission is not compliant with Rule 14a-8, since it contains well in excess of 500 words. However, you may remedy these procedural deficiencies if you timely correct them. If you wish to have IBM further consider the substance of your submission under the Commission's proxy rules, you must revise your submission by including all of the information I've described in this letter and resubmit a single proposal to me that contains no more than 500 words. You must postmark or transmit your revised submission electronically to my attention no later than 14 days from the date you receive this notification. Please note that the company reserves the right to omit your submission under the applicable provisions of Rule 14a-8. We will provide you with copies of any correspondence we may send to the SEC in connection with this proposal as required under Rule 14a-8, and respectfully request that you do the same. Thank you for your attention and interest in IBM and this matter.

Sincerely yours,



Stuart Moskowitz
Senior Counsel

**** TX STATUS REPORT **** AS OF NOV.09 2010 16:42 PAGE.01

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
12	11/09	*** FISMA & OMB Memorandum M-07-16 ***		EC--S	00'39"	002	129	OK



International Business Machines Corporation
Corporate Legal Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2010

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Lindner:

Please let this serve to acknowledge IBM's receipt on October 31, 2010 of your four (4) page fax submission, which included three (3) shareholder proposals that you want to have included in IBM's 2011 proxy statement. Since your submission involves a matter relating to IBM's 2011 annual meeting, and since your October 31 submission contains a number of procedural defects, I am sending you this letter under Rule 14a-8 of the federal proxy rules to ensure that you understand the procedural defects in your submission and timely satisfy all requirements in connection with your submission by providing me all of the information I have outlined for you in this letter.

In order to be eligible to submit a stockholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, we have been able to verify your eligibility on our own, although you still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Under Rule 14a-8, each shareholder may submit no more than one proposal for a particular shareholders' meeting. These same rules also require that the proposal you submit, including any accompanying supporting statement, may not exceed a total of 500 words. In reviewing your 4 page submission, I note that it raises three separate proposals: (i) the first proposal is for IBM to establish a Truth Commission for EEOC problems; (ii) the second proposal is to have IBM comply with ESI (electronically stored information) as required by FRCP 26 of December 2006; and (iii) the third proposal is that you wish to have your name appear as a candidate for the IBM Board of Directors on the IBM proxy along with your other two proposals.

As noted above, your submission of three proposals does not comport with the proxy rules. In addition, your four page submission is not compliant with Rule 14a-8, since it contains well in excess of 500 words. However, you may remedy these procedural deficiencies if you timely correct them. If you wish to have IBM further consider the substance of your submission under the Commission's proxy rules, you must revise your submission by including all of the information I've described in this letter and resubmit a single proposal to me that contains no more than 500 words. You must postmark or transmit your revised submission electronically to my attention no later than 14 days from the date you receive this notification. Please note that the company reserves the right to omit your submission under the applicable provisions of Rule 14a-8. We will provide you with copies of any correspondence we may send to the SEC in

Exhibit **C**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

----- Forwarded by Peter Barbur/NY/Cravath on 11/10/2010 09:15 AM -----

*** FISMA & OMB Memorandum M-07-16 ***

11/10/2010 09:02 AM

To "Peter Barbur, Esq." <PBarbur@cravath.com>

cc "CFLetters at SEC" <CFLetter@sec.gov>

Subject IBM: You have broken our agreement

Mr. Barbur:

I specifically requested that all communications from IBM be in ESI, as per NY State, SDNY laws and SEC rules.

I just got a fax from Mr. Markowitz.

Please send it to me, cc: the SEC, in ESI searchable format.

Also, Mr. Markowitz (as best I can tell) does not tell me specifically what is wrong, but rather just re-states the SEC rules.

One of those rules is owning $2,000 worth of IBM shares for over 2 years. I have complied with that, so either Mr. Markowitz is lying, intending to deceive me, or he's really not being responsive to my S/H proposal.

Please have him therefore by tomorrow noon, email me the document, with any actual defects, and also if he has any questions, rather than assume the worst (e.g. I don't own IBM shares, which by the way, Mr. Markowitz I believe has the capacity to find out), then just ask me. And if I am over 500 words, is he including my footnotes and other miscellaneous background information, or just the S/H Proposal(s)?

I don't want to bring this to Court.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit **D**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

----- Forwarded by Peter Barbur/NY/Cravath on 11/21/2010 09:11 PM -----

*** FISMA & OMB Memorandum M-07-16 ***

11/21/2010 08:58 PM

To "Peter Barbur, Esq." <PBarbur@cravath.com>

cc

Subject Please ensure that this revised 500 word proposal gets on the IBM Shareholder proxy

Mr. Barbur:

Please forward this to the right parties, and give me Mr. Moskowitz's rejection letter in ESI searchable format.

I can't find it, and I shouldn't have to. This issue may come up before the NY State or the SDNY Federal Courts, and by the terms of the law, should be in esi format.

Please both confirm receipt of this revised proposal, and of its status as accepted in its 3 parts:

1. EEOC and ESI
2. Code of Conduct
3. My self-nomination to the Board of Directors

And then make sure Mr. Moskowitz's original rejection letter and the one to be issued after today both be in searchable ESI format, or indicate which law allows you to not do so.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***



IBM Shareholder Proposal ver b for Apr 2011 of Mr. Lindner on EEOC giving ESI.pdf

Mr. Lindner's Shareholder Proposal on Truth Commission and EEOC
For IBM's Annual Shareholder Meeting April 2011
Sunday, November 21, 2010 4:03 PM
Via fax: 845-491-3203

Peter T. Barbur, Esq. of Cravath Swaine pbarbur@cravath.com
Stuart Moskowitz, Esq.
c/o Andrew Bonzani, Vice President, Assistant General Counsel & Assistant Secretary of IBM
IBM
Corporate HQ
Armonk, NY
RE: Shareholder Proposal of Peter Lindner

Proposals

Firstly: Mr. Moskowitz send me paper, which I can NOT find, and I specifically requested ESI. If you as IBM cannot do that, then clearly you are playing games to frustrate this submission.

This Shareholder Proposal has two components and both relate especially to matters of socially important issues, namely discrimination:

1. The proposal that IBM comply with ESI (electronically stored information) as required by FRCP 26 of Dec2006, especially for discrimination cases that involve the EEOC. This proposal is attached and is exactly 500 words using MS Word to count including footnotes, but not including the title.

2. The proposal setting up a Truth Commission for EEOC problems against IBM employees with a complete report and recommendation within 1 year for inspection prior to the filing date for Shareholder Proposals for the next year. This proposal is attached and is exactly 432 words using MS Word to count, but not including its title.

I also hereby declare myself as a candidate for the IBM Board of Directors, and wish to have my name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2011 Proxy.

If IBM objects to one of the two items, then I ask that they be separated.

If IBM objects to having 2 items for reasons of its by-laws (or SEC rules do not permit it), then I ask for the EEOC-ESI proposal be the sole proposal.

I especially want the ESI for EEOC cases be voted upon, which would give IBM compliance under FRCP 26 (as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964.

Details:

Firstly, IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to

Plaintiffs as is required by the revised Federal Rules of Civil Procedure[1] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC (Equal Employment Opportunity Commission), since that involves discrimination.

Second proposal is that IBM shall set up a Truth Commission to look into all discrimination matters of the past 15 years, It shall be modeled after the Truth Commissions proposed (and sometimes carried out) relative to (for example)

- Truth Commission on Apartheid in South Africa
- Truth Commission to Investigate Bush-Cheney Administration Abuses proposed in the US Congress

As CEO Sam Palmisano writes in IBM's Business Conduct Guidelines of January 2009 that IBM will do more than the minimum that the law requires.

> "At one level, the IBM Business Conduct Guidelines are a document of conduct we establish for ourselves to help us comply with laws and good ethical practices. We regularly review and update it as business and the world at large become more complex, and as the need for such guidelines becomes greater."

Background

Mr. Peter Lindner was in a class-action suit on age-discrimination entitled Syverson v IBM Case No. C 03-04529 RMW and 461 F.3d 1147 (in California) that "has been resolved."

Mr. Lindner was allegedly also wronged by IBM in getting a job with a vendor, which became *Lindner v IBM, et al* 06 cv 4751 SDNY. The full name of the case is *Peter W. Lindner, Plaintiff v International Business Machines Corporation, Robert Vanderheyden, Heather Christo Higgins, John Doe #1, And John Doe #2,Defendants* 06 Civ. 4751 (RJS) (DFE).

However IBM refused to "Produce the 'personnel records' concerning the plaintiff as defined"[2] by the SDNY. Moreover, IBM turned over documents that were fax copies, and thus not searchable by Personal Computers (PCs) in an attempt to make it difficult to access the information. IBM also alleged (wrongly) to federal judge on June 5, 2009 that all ESI had been turned over when it was not:

---

[1] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is.
http://www.law.cornell.edu/rules/frcp/Rule26.htm

[2] http://www1.nysd.uscourts.gov/cases/show.php?db=forms&id=67
Also: ESI documents are referred to in "Order To Prepare Civil Case Management Plan" which talks about

> "4. any issues relating to discovery of electronically stored information, including the costs of production and the form(s) in which such discovery should be produced."

A complete set of forms is at:
http://www1.nysd.uscourts.gov/forms.php

II. Plaintiff's Letter Motion to Compel Electronic Discovery

> Plaintiff also seeks to compel Defendants to produce unspecified electronically stored information in metadata format. Plaintiff's suggestion that Defendants have failed to provide electronically stored information is disingenuous as Defendants advised Plaintiff via letter on February 20, 2009 that in responding to discovery requests, Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.

When Mr. Lindner pointed out on June 15, 2009 an email sent by IBM (specifically by IBM'er Ron Janik) indicating that the prospective employer Wunderman had asked for a reference on Mr. Lindner, and that this relevant email was not turned over, IBM did not produce the relevant documents, nor did IBM explain how this email (from Janik) was overlooked, nor did IBM notify the Judge that IBM erroneously sworn that IBM had turned over all relevant ESI.

It is worth noting that even in an adversarial process such is the Federal Court system, the two sides voluntarily turn over ESI **prior** to the start of discovery. In other words, IBM should not have waited for a specific notice to compel their production of electronically stored information, and in this case, did not even produce the computer searchable documents. Few people can match the power of a corporation, and IBM in particular. For IBM to make it difficult to use a computer to search records is opposite to the goal of IBM when it was founded over 100 years ago, and is contrary to the wishes of data processing experts everywhere.

IBM was aware that Mr. Lindner is gay (as well as having donated to Lesbian and Gay charities), was part of the IBM Gay and Lesbian Employee group and had come out to both his manager Tim Bohling and later his group leader Robert Vanderheyden. This is a matter of gay discrimination as well as age discrimination. Studies have shown that stock prices drop with age discrimination cases, so it makes economic sense as well as social justice to stop discrimination and obey the law fully. The "rules" on discovery are a "duty", and IBM should obey[3] the law rather than try to evade it. IBM should lead by example in providing electronically stored information – if IBM won't do it, who will?

Finally, Mr. Lindner brought this issue up to the US Second Circuit Court of Appeals, since IBM won on summary judgment in the lower court without having Mr. Lindner presenting his side. The Second Circuit curiously voided the appeal, even though allegations of misconduct and witness tampering (and violations of 18 USC §1512 and 18 USC §1512(b)(3) were alleged on 3 or more separate events in or about August 2009, October 2009, and August 2010). Specifically, Mr. Lindner alleged that IBM did tamper with witnesses in 06cv4751 by communicating to potential witnesses (IBM Vendors) in violation of 18 USC §1512(e), without the defendant's [IBM's] "sole intention was to encourage, induce, or cause the other person to testify truthfully":

> "**(e)** In a prosecution for an offense under this section, it is an affirmative defense, as to which the defendant has the burden of proof by a preponderance of the evidence, that

[3] In the humorous situation comedy "Curb Your Enthusiasm" in the episode about a Native American contractor / gardener entitled "Wandering Bear," a nasty woman refuses to pay the fee for some work done, and then she insults the gardener who says: "There's no need to say that, you're a better person than that." (The various people who know her in the background say: "No, she's not.") So, as the US Supreme Court said that a corporation is like a person (in *Citizens United versus Federal Election Commission*, January 21, 2010), then IBM should be a better person / corporation than that.

the conduct consisted solely of lawful conduct and that the defendant's sole intention was to encourage, induce, or cause the other person to testify truthfully. "
[TITLE 18 > PART I > CHAPTER 73 > § 1512. Tampering with a witness, victim, or an informant]
http://www.law.cornell.edu/uscode/18/usc_sec_18_00001512----000-.html

IBM's CEO Sam Palmisano evades/avoids answering direct question in April 2010

In the April 27, 2010 Annual IBM Shareholders' Meeting in Milwaukee, Wisconsin, Mr. Lindner asked CEO Sam Palmisano point blank about the legal requirement of releasing information in ESI format, and Mr. Palmisano claimed he was not aware of the law – since he's not a lawyer. I noted to Mr. Palmisano that the gentleman next to him was a NY State Lawyer and the Secretary of the Corporation, and instead of getting Andrew Bonzani, Esq. VP in General Counsel's Office, to answer, Mr. Palmisano made fun that I mispronounced Mr. Bonzani's name, and then cut me off without letting me finish or without answering a simple straight forward question.

IBM refused to give me the video of that incident, and as best I can tell, refused to give me the official text / transcript of that information, which I requested in writing to IBM's lawyers, so that the Shareholders can see for themselves the disrespect Mr. Palmisano had for supplying such information to the Shareholders, and perhaps in violation of SEC rules for giving incomplete or misleading information as applied to sanctioned Corporate events, to wit: Shareholders Meetings.

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

PS: I am willing to work with IBM to refine, reduce, and streamline this proposal (or two proposals) in a spirit of cooperation, in case IBM finds it too long, cumbersome, failing to meet IBM or SEC requirements for Shareholder Proposals, or wish to be more succinct in wording this proposal. I also wish to work with IBM to have IBM implement this proposal on their own, without Shareholders voting, if IBM will so implement it in the next 12 months.

PPS: Mr. Lindner asserts as per IBM and SEC requirements that he owns more than $2,000 worth of IBM shares (perhaps $10,000 or more). As of 8/27/2010, Mr. Lindner has IBM Stock worth $6,508.

Text of Proposal 1: Enabling compliance with EEOC with computer searchable files

This proposal is to enable compliance with EEOC (Equal Employment Opportunity Commission) rules to combat the socially important goal of non-discrimination with computer searchable files, as indicated in NY Federal Courts and in NYC Human Rights Laws. This would apply the most generous laws from NYC in getting ESI (electronically stored information) to those who file against IBM for discrimination.

Just as IBM is a leader in not discriminating against gays, when it was legal to do so in some US States, so too IBM should as the nation's biggest computer firm, be a leader in providing what it does best: electronically readable/searchable files to their employees in such matter. Giving those employees (which the US Supreme Court said includes the "former" employees) computer searchable data allows them to process it, instead of IBM just giving paper. Mr. Lindner knows from experience in his case 06cv3834 *Lindner v IBM, Heather Christo, Bob Vanderheyden, et al.* that he was NOT given computer readable files, and asserts moreover, that a critical file was intentionally omitted.

IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure[4] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC, since that involves discrimination.

The ESI for EEOC cases be voted upon, which would give IBM compliance under FRCP 26 (as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964. Mr. Lindner asked Sam Palmisano at the April 2010 Shareholder Meeting whether IBM was meeting the legal requirements FRCP 26 revised in 2006, and Mr. Palmisano dodged the question (saying he was not a lawyer), and then when Mr. Lindner pointed out that Mr. Andrew Bonzani, Secretary of the Corporation, next to him on the stage was a lawyer, Sam refused to answer, and went on to some other Shareholders.

[4] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is.
http://www.law.cornell.edu/rules/frcp/Rule26.htm

Text of Proposal 2: Figuring out a Code of Conduct that works

This proposal is to make the IBM Code of Ethics have some actual force. An alternative would be to abolish the Code of Ethics, however it is required by US Federal Law (Sarbanes-Oxley) which was passed in wake of Enron's theft of employee and shareholder money.

Just like the US House of Representatives has a committee to protect the young pages from abuse, the IBM Code of Ethics protects IBM employees and other stakeholders. And similarly: the Speaker of the House J. Dennis Hastert knew for 1 to 3 years about sexual harassment, but chose to 'investigate' by asking some casual questions and dropping the matter, and then a year later saying "In fact, no one was ever made aware of any sexually explicit email or text messages at any time. " Protecting cronies has a higher value than abiding by a Code of Ethics.

Therefore, to improve the IBM Code of Ethics, it should be radically revised, with:

- a study of all cases involving the IBM Code of Ethics within the past ten years,
- a survey of other firms and institutions that have had Ethics problems (including: the Catholic Church, US Congress, Enron, American Express)
- a system of innovative rewards and punishments (see also "truth commissions" and Prisoner's Dilemma); these include:
  - immediate dismissal for cause without pension, stock options – and 80% of that money be restitution to the victims
  - or a wrong-doer can admit errors and receive a 10% of his IBM benefits.
- This study project should represent all stakeholders and solicit ideas from outsiders via the internet.

This survey and proposal should be completed within a year and be funded sufficiently to do so.

Managers turn a blind eye to infractions, even if they are personally involved. This ought to change with our help. And if you think that either this does not happen at IBM with 200,000 employees or that it does not affect IBM morale and quality, then you are deluding yourself.

The goal would be a trail blazing Code of Ethics, which is workable, and would not lead to some bad circumstances that the US has witnessed over the 1990's to the present in Fortune 500 Companies in general and perhaps in IBM.

Not to be too picky, but IBM's **[PDF]** is listed on Google as a "Scanned Document" and is not searchable. This document should be an ESI (electronically stored information) that is searchable, and not as a photo that cannot be readily checked. One more piece of obstructionism from IBM.

IBM Business Conduct Guidelines (195KB) - Scanned Document
http://www.ibm.com/investor/pdf/BCG2009.pdf

Exhibit **E**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

Peter Lindner

From: *** FISMA & OMB Memorandum M-07-16 ***
To: <prosecases@ca2.uscourts.gov>; "US Court Of Appeals For The Second Circuit" <caseClosing@ca2.uscourts.gov>
Sent: Tuesday, September 28, 2010 9:22 AM
Attach: 08-25-10_REVISED_MOTION_FOR_RECONSIDERATION_VERSION_g.pdf; USM Stamp on envelope to 2nd Circuit.jpg; Catherine O'Hagan Wolfe, Clerk of Court on Assault, Battery and Tampering with Mail to Judges with photos.pdf
Subject: I was denied due process by SDNY holding my mail from 2nd Circuit-- Attn: Margaret Lain and Joy Fallek and Clerk Wolfe

Joy & Margaret & Clerk Wolfe:

Please see the enclosed documents which I submitted and which were denied due process in that the SDNY (or person(s) unknown). This confirms that the SDNY interfered with my timely filing to The Court, and that Judge Chin intentionally or unintentionally ignored the phrase "en banc reconsideration" and "reconsidered" on His Honor's Own.

1) I specifically asked for it en banc, and in violation of 2nd Circuit rules, a single judge His Honor Judge Chin acted on the motion addressed to the entire en banc of about 15 people. One judge does not an en banc make.

- Title: "MOTION AND DECLARATION FOR EN BANC RECONSIDERATION OF COURT'S DISMISSAL OF APPEAL"
- Opening Paragraph: "Plaintiff respectfully moves this Court, *en banc*, for a reconsideration of its Order dismissing my appeal without consideration of the merits, upon grounds that it lacked an arguable basis in law or fact; ..."

[08-25-10_REVISED_MOTION_FOR_RECONSIDERATION_VERSION_g.pdf]

2) SDNY stamped my document on received "August 5" and it was received by the Second Circuit and sent back to me 11 days later (see photo "USM Stamp on envelope to 2nd Circuit.jpg") This violates 18 usc section 1512(b)(3) punishable by 20 years imprisonment for attempting to "delay" or "hinder" the communication to a Federal Judge about a possible federal Crime (to wit: witness tampering by IBM Aug 2009), if it is knowingly done.

3) this photo "USM Stamp on envelope to 2nd Circuit.jpg" was in the document "Catherine O'Hagan Wolfe, Clerk of Court on Assault, Battery and Tampering with Mail to Judges with photos.pdf" on the next to last page to Clerk Wolfe of August 24, 2010

The administration of justice requires vigilance. I pointed out that I abided by Ms. Lain's advice when the document of Aug 6 was not received, that I could send a request for an extension of time that would be routinely given. But additionally, I pointed out that when I complained in person on Friday August 20th, the cops were not summoned, and when the Court Security Officers were called, one of them CSO Newel assaulted me with impunity, and I was told to "write" a letter for redress. CSO should have been arrested on the spot, since as Clerk of the Court, a CSO who assaults a citizen for asking his name should be relieved of his duties with or without pay, and the authorities should begin an indictment of the miscreant. Or would Your Honor Clerk Wolfe expect that it is routine for CSO's to physically intimidate those who appear before the Courty?

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

COVER LETTER OF 9/26/2010

2010 SEP 29 PM 7:29

9/29/2010

US COURT OF APPEALS FOR THE
SECOND CIRCUIT
Physical Address: 500 Pearl St., NYC, NY
Mailing Address: 40 Foley Square, NYC, NY

-------------------------------- X
PETER W. LINDNER,

Appellant-Plaintiff,

-against-

INTERNATIONAL BUSINESS MACHINES CORPORATION, ROBERT VANDERHEYDEN, HEATHER CHRISTO HIGGINS, JOHN DOE #1, and JOHN DOE #2,

Defendants.
-------------------------------- X

Case 10-0653
This is not an ECF Case

MOTION AND DECLARATION FOR EN BANC RECONSIDERATION OF COURT'S DISMISSAL OF APPEAL

To the Honorable Judges of the Second Circuit:

Plaintiff respectfully moves this Court, *en banc*, for a reconsideration of its Order dismissing my appeal without consideration of the merits, upon grounds that it lacked an arguable basis in law or fact; upon grounds that:

1. Such an order disregarded the flagrant denial of my due process discovery rights to subpoena or conduct discovery of witnesses and evidence in order to mount a viable opposition to defendant's summary judgment motion; and in fact participated in this wrongful process, as set forth herein and in the accompanying memorandum of law;

2. Violated the holding by the U.S. Supreme Court in *Neitzke v Williams*, 499 U.S. 319 (1989) in giving me disparate and prejudicial treatment simply because I was a *pro se/in forma pauperis litigant*, as set forth herein.
3. There was possible misconduct by IBM in tampering with Plaintiff's witnesses via email without explaining that or if IBM's sole intention was to "encourage" the witnesses to tell the truth and instead advised them they were under no compulsion to answer, as well as IBM possibly purposely omitting relevant email – despite IBM being the largest computer company in the USA and after being informed by email of their omission in contradiction to what IBM had informed Magistrate Judge Eaton on June 5, 2009.
4. There are larger issues, also, including several different and distinct incidents perhaps of violations of Obstruction of Justice, 18 USC §1512(b) and of 18 USC §1512(b)(3).
5. Judge Sullivan did not allow me to subpoena the third party witnesses, and countenanced IBM telling my witnesses that I had no subpoena power, a violation of 18 USC §1512(b) – i.e., tampering with my witnesses by IBM.[1]

[1] The U.S. Marshall told me that IBM advised the Marshall that they wanted to communicate with these witnesses about the Judge's Order. This violates 18 U.S.C. 1512(e) which allows for such communication with a witness in their control who is called by the other side only if "the "defendant's sole intention" was to tell the witness to testify truthfully, and for no other purpose.

6. Even though I repeatedly asked for the IBM named defendants (Heather Christo-Higgins and Robert Vanderheyden) to be deposed, IBM refused to produce them, refused my requests, and stalled despite my protests to them and to the Judge to produce those witnesses. Those witnesses were on the list of November 2008 to be deposed, and IBM took the depositions out of order.

7. IBM's brief was not text-searchable in violation of court rules. An example of this rule is found in the FRCP Rule 26 which requires electronically stored information to be turned over in Native form, similar to the rule of the Second Circuit:

   > "June 10, 2010 - All filed PDFs must be text-searchable. To satisfy the requirements of Local Rule 25.1(e) and Interim Local Rule 25.2(b)(3), counsel can use Adobe® Acrobat® 9 Pro or similar software to create text-searchable PDFs for filing. If counsel submits a document that is not a text-searchable PDF, the Court will deem the document non-conforming and return the document to counsel for proper formatting and resubmission.
   >
   > To learn more about making a PDF text-searchable using Adobe® Acrobat® 9 Pro, click here. Filers using software other than Adobe® Acrobat® for creating PDFs from word-processing files should check with the software vendor for instructions on making the PDF searchable."

8. One of my motions is not in the docket (56 page one is, but 15 page isn't)

9. IBM has documents, including videotapes and transcripts of CEO Sam Palmisano allegedly misleading shareholders of IBM in April 2010 which were not provided to me.

10. Judge Sullivan failed to rule on IBM's tampering with my witnesses in June 2009, which I already pointed out violated 18 U.S.C. §1512(e) (i.e., that I had no subpoena power), after IBM circumvented the normal resolution of discovery disputes as indicated by Magistrate Judge Eaton. Magistrate Eaton's standing rules for discovery disputes were as follows:

    a. Conference on disputes:

Standing Order for Discovery Disputes in Cases Assigned to Magistrate Judge Douglas F. Eaton

¶1. Conference requirement. Rule 37(a)(1), Fed. R. Civ. P., requires the attorneys to confer in good faith in an effort to resolve or narrow all discovery disputes before seeking judicial intervention. "Confer" means to meet, in person or by telephone, and make a genuine effort to resolve the dispute by determining, without regard to technical interpretation of the language of a request, (a) what the requesting party is actually seeking, (b) what the discovering party is reasonably capable of producing that is responsive to the request, and (c) what specific genuine issues, if any, cannot be resolved without judicial intervention. The exchange of letters between counsel stating positions "for the record" shall not be deemed compliance with this requirement, or with Rule 37(a)(1). Failure to hold a good faith conference is ground for the award of attorney's fees and other sanctions. 28 U.S.C. §1927; Apex Oil Co. v. Belcher Co., 855 F.2d 1009, 1019-20 (2d Cir. 1988).

    b. And also to the rule on limiting a witness from answering in a deposition, as per MJ Eaton's ¶2, which is:

¶2. Depositions.

a. No one may instruct a witness not to answer, except upon grounds of privilege, or as permitted by Rule 30(d)(1), Fed. R. Civ. P. All other objections, including objections as to relevance, may be briefly stated on the record, but the question must be answered.

b. If privilege is asserted, the person claiming privilege must answer the predicate questions necessary to establish the applicability of the privilege. See Local Civil Rule 26.2.

c. Disputes relating to privilege or procedure at a deposition, and applications to terminate or limit a deposition pursuant to Rule 30(d), may be brought to my attention by telephone conference (if I am available) without adjourning the deposition. (NOTE: Telephone conferences are limited to disputes about a deposition taking place that very day. Any other disputes must be submitted by joint letter; see below at ¶ 3.) My telephone number is 212-805-6175. The following procedures apply to such telephone conferences:

c. And in framing the dispute via a joint letter:

¶3. All other discovery disputes (including disputes about adjournments).

a. Local Civil Rule 37.2 speaks of a first request for an informal conference with the court; however, in discovery disputes before me (except for disputes about a deposition taking place that very day), you should not bother to request an informal conference. Instead, proceed as follows. Following compliance with ¶ 1, above, the parties must send me a single joint letter, signed by each person involved in the dispute (or his attorney) and giving the telephone number and fax number for each such person (or his attorney). If the joint letter concerns more than one issue, it is generally preferable to state the position of each party on the first issue before moving on to any second issue. The joint letter should be faxed to me at 212-805-6181, without any exhibits unless the exhibits total no more than 12 pages. In addition, the original of the joint letter (plus any exhibits) should be sent to me by regular mail. Do not send a copy via Electronic Case Filing;

11. Judge Sullivan did not inquire, investigate or rule on what The Pro Se Office's intent was when The Pro Se Office hindered and/or delayed my submission to Chief Judge Loretta A. Preska, who was according to Local

Rule 1.5 in charge of the Committee on Grievances about the alleged witness tampering by IBM, This rule provides:

> **"Local Civil Rule 1.5. Discipline of Attorneys**
> (a)Committee on Grievances. The chief judge shall appoint a committee of the board of judges known as the Committee on Grievances, which under the direction of the chief judge shall have charge of all matters relating to the discipline of attorneys. The chief judge shall appoint a panel of attorneys who are members of the bar of this court to advise or assist the Committee on Grievances. At the direction of the Committee on Grievances or its chair, members of this panel of attorneys may investigate complaints, may prepare and support statements of charges, or may serve as members of hearing panels."
> ["Local Rules of the United States District Courts for the Southern and Eastern Districts of New York," Effective April 15, 1997, Includes Amendments through April 11, 2008]

12. Neither Magistrate Judge Eaton nor Judge Sullivan ruled on whether IBM misled the Court that no relevant emails existed even after I showed a relevant document (The Janik Email) which was omitted and not turned over to me, in contradiction to IBM's claim to Magistrate Eaton in June 5, 2009, and in violation of NY Judiciary Law §487 ("intent to deceive" the Court). (NY Judiciary §487 was adopted by the SDNY as Local Rule 1.5).
13. My Summary Judgment opposition was rejected for matters of format, due to my ignorance as a pro se litigant, when I was under great stress and physical pain which was belatedly acknowledged by my physician to The Court.
14. In violation of District Court standards, I was not allowed to see my own nor the named defendants' personnel file which would have indicated if they were knowledgeable about my protected status in filing an EEOC case, and

if my warnings to IBM were transmitted to the named defendants (and by whom, as I refer to Defendants John Doe #1 and John Doe #2) so that it could be determined that they took an adverse action in retaliation for my conducting protected activity.

15. District Court standards applicable here are found on the SDNY website as "Plaintiff's Interrogatories & Request for Production of Documents - Employment Discrimination Cases" which is http://www.nysd.uscourts.gov/cases/show.php?db=forms&id=67

> "Personnel records also include any document or ESI in any form whatsoever in the possession, custody or control of a person, corporation, partnership or other entity that keeps or supplies a personnel record for the defendant. Without limiting the foregoing, all of the following documents and/or ESI constitute part of the personnel records:
> ...
> (b) Plaintiff's resume or other form of employment inquiry to defendant
> (c) Defendant's offer of employment, promotion or transfer
> (d) Plaintiff's performance evaluations
> (e) Documents or ESI concerning any disciplinary action taken against plaintiff"

16. What is especially heinous is that as the USA's largest computer company, and an admitted expert as specializing in handling Court Documents as per FRCP 26, IBM refused repeatedly to turn over its evidence in Electronically Stored Information (ESI) format which would be searchable by me, and was required by the US Supreme Court in December 2006's revision of FRCP

26. This matter came up by me at the IBM Annual Meeting in April 2010, in which the IBM CEO Sam Palmisano may have violated SEC Regulations of 1932 and 1934 in making misleading statements to shareholders that Mr. Palmisano did not know whether IBM had to turn over ESI, and then deflecting the question which could have been answered by the IBM Secretary, Mr. Andrew Bonzani, Esq. (Vice President, Assistant General Counsel and Secretary) who was seated next to him and was specifically asked by me to answer that sub-question[2].

17. Finally, in November 2008 Judge Sullivan made a discovery Order and IBM refused to go in any other order than that directed by Judge Sullivan. After they took my deposition IBM refused to provide witnesses for their deposition, who were named Defendants, ROBERT VANDERHEYDEN, HEATHER CHRISTO HIGGINS, until such time as the Court directed that I was out of time, thus precluding my discovery rights. Even at a point where there were 5 days left to conduct discovery, IBM still refused to comply.

---

[2] Note: The question I raised was whether IBM would affirm that it would follow the law and also go further by giving all ESI / email to plaintiffs in EEOC cases and the sub-question to Mr. Bonzani, Esq. / Mr. Palmisano was that indeed FRCP 26 was changed in Dec2006 by the US Supreme Court to give ESI, as opposed to paper evidence.

WHEREFORE, for all the foregoing reasons, and as set forth in my accompanying memorandum of law, I respectfully request that this Court, *en banc,* reconsider its sua sponte order dismissing my appeal, re-open my appeal and decide it on the merits, after allowing me to establish a scheduling order for submission of my appendix and brief, Respondent's response, and my reply, together with such other and further relief as this Court deems just and proper.

_________________________ dated: NYC, NY the _____ day of August , 2010

Peter W. Lindner
Appellant Plaintiff Pro Se

*** FISMA & OMB Memorandum M-07-16 ***

CERTIFICATION

Peter Lindner, being duly sworn, deposes and says:

That I am the plaintiff-appellant in the above case, and I swear under penalties of perjury that the facts and circumstances alleged herein are true to the best of my knowledge, and as to those statements made upon information and belief; I have a good faith belief in the truth of those allegations.

Sworn to me this

26th day of August, 2010

____

NOTARY PUBLIC

Tuesday, August 24, 2010 1:29 PM

Catherine O'Hagan Wolfe, Clerk of Court
UNITED STATES COURT of APPEALS for the SECOND CIRCUIT
Thurgood Marshall U.S. Courthouse
40 Foley Square
New York, NY 10007
(212)857-8500

Re: **Assault, Battery on me by US Marshal** Newell on Friday, August 20, 2010, about 5pm at **the 3rd floor window of the 2nd Circuit** and Tampering with Mail to Judges

To the Honorable Catherine O'Hagan Wolfe, Clerk of Court,

I wish first to protest that I am being **required** to report an assault on me in writing instead of first taking down an oral report and then doing a follow up in writing.

Secondly, I hereby report and expect a response verbally (followed by writing) that US Marshal Newell did an Assault and Battery on me on Friday, August 20, 2010, about 5pm, (4:30-5:30 pm) in the area within the Clerk's Office of the US Court Of Appeals For The Second Circuit on the third floor at 500 Pearl Street, as I was making a complaint to the US Marshal Muschitello about person or persons unknown who did attempt to tamper, hinder, and/or delay my mailings to the Judges at the 2nd Circuit.

Thirdly, I would think that the 2nd Circuit would attempt to keep itself free of physical confrontations, and would also care about making sure that mail addressed to the 2nd Circuit would not be hindered in any way. Obviously not, since Clerks Ralph Boas and Richard Alcantera both refused to make a formal complaint / inquiry into this situation when I asked them in front of the US Marshal(s). In fact when I did a follow up call yesterday on Mon, 8/23, Mr. Boas kept putting me on speaker phone in an attempt to have others listen in on our conversation. Either they are incompetent and violating their duties by not **reporting** such incidents when told to them, or else they are scared of someone who will punish them for making such a complaint. Who is intimidating your Clerks? I'd really like an answer to that, and I'd also like a parallel inquiry as to what steps you have taken to resolve these matters.

Fourth, I would hope that you would act quickly to discipline the US Marshal for intimidating me while I was trying to make a complaint, which both your Clerks and the US Marshal refused to take down. In fact, it took about 15 minutes of convincing to get Mr. Boas to call the Marshal (at that time, I did not think they would make matters worse).

I enclose a 10 page set of photos I took, mostly on Friday, August 13, 2010 when I got the mailings back from the SDNY, the SDNY Clerk, the SDNY Pro Se Office, and the US Marshal, rather than the 2nd Circuit. Surely those groups know they are not the 2nd Circuit. I also put those items in Ziploc bags to ensure that DNA[1] and fingerprints can be lifted off of the papers. I consider it a

[1] It is called "touch DNA" and was developed in 2008. It came out after Jon Binet Ramsey's parent died, but would have cleared him:

> "(CNN) -- Recently developed "touch DNA" technology has cleared all members of JonBenet Ramsey's family of her slaying, authorities said Wednesday."

conspiracy to delay and throw out my case. And by conspiracy, I mean that one or more US Marshals and one or more SDNY Clerks and possibly USDJ Sullivan have tried to intimidate, threaten, hinder or delay my communications to either a Judge or a federal Law Enforcement Officer.

Also, my mail was being delayed. Who did that? Aren't you interested? Why has no one pursued that or asked me for the evidence to test it in a lab? I tried to give it to the NYPD 13th Precinct and the cop refused to take it, and said it was my fault that I addressed it to the Court, instead of a specific person at the Court. Do you see how people seize on one tiny detail, and use that to escape all responsibility for taking down the complaint? It turns out that Ms. Margaret Lain said that envelopes do not need to be addressed to a person. The point: take down my complaint, and investigate it, and let the chips fall where they may.

A friend said that in prison, a warden would keep a prisoner's appeal letter to the Court for a month, and then when the deadline passed, tell the prisoner: "You shouldn't have waited until the last month." Well, then, I am being treated like a prisoner, when I am a free citizen born in NYC.

And getting intimidated by a US Marshal merely for asking his name, well that's pretty bad. Isn't the purpose of badges so that people can get the name even without asking, so that hiding his name, Marshal Newell was actually compounding the problem? And surely, if Marshal Newell in an unprofessional and threatening manner shoves the badge up within inches of my eyeball and yells "Do you want to see my name, well, here it is", that is a sign of a Law Enforcement Officer going over the deep end. But then to connect to my face by going the extra few inches after first stopping close to my eyes (to characterize this in the parlance of a kid: "I'm going to slap you upside your head"), well that's uncalled for, and a threat and an intimidation. If US Marshal Newell did this in response to me asking his name, with other people around, and on video, and being watched by US Marshal Muschitello, what is he capable of doing when no one is around? I say that because after that Marshal James Howard walked me up the stairs, and I wondered if I might "fall" and "accidentally" hurt myself or break a neck (I'm not sure if I thought that at the time or afterwards). It is chilling. It should not happen by a police officer, and certainly not a federal law officer, acting as if I'm black and it's the South in the 1960's.

I had a confrontation with the US Marshal in or about October 2009, when the SDNY Clerk did not want to talk to me about why my letter to SDNY's Chief Judge Preska did not get to Her Honor for several weeks. I asked that the Marshal keep the video tape of that episode: he refused. I then asked USDJ Sullivan to ORDER that the video be kept, and His Honor refused. **I hereby ask you to keep evidence of the assault and battery by US Marshal Newell on me on Friday, August 20, 2010 at 4:30-5:30 pm, so as to prove that this happened, it was witnessed by US Marshal Muschitello, and it was while I was seeking to file a complaint to the SDNY US Marshal Guccione about the tampering with my mail to the 2nd Circuit while reporting a possible crime.** The crime is about witness tampering by IBM, and possibly other allegations of "Obstruction of Justice," including violations of 18 USC § 1512(b)(3), 18 USC § 1512 and now 18 USC § 1513 and 18 USC § 1503. That I sought to file it at the 2nd Circuit Clerk's office was no coincidence, since I was told by Mr. Boas on Aug 20 that on Aug 18 Judge Chin rejected my motion for an extension, perhaps for being late.

"DNA clears JonBenet's family, points to mystery killer"
http://www.cnn.com/2008/CRIME/07/09/jonbenet.dna/

Being bugged, taped, observed, followed, and having my mail read is one thing, but affecting my filing with the Court and touching my person while in the Court surely exceed what one would expect in the USA, unless there is some gross form of duplicity using the 9/11 statutes to apply in a situation that has nothing to do with terrorism, but everything to do with **due process**.

Not incidentally, it was a bit chilling that US Marshal did not take the complaint, pretended to be solicitous of me to have me file it with the US Attorney, claimed that his report USM 11 has no index / case #, and then peppered his conversation with references to a guy who I lived with and how long the files on me were. This must be quite a cover-up to not take down a complaint where the possible punishment is up to 20 (now 30) years imprisonment.

Please call me. (And then write.)

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

























Exhibit **F**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

**UNITED STATES COURT OF APPEALS
FOR THE
SECOND CIRCUIT**

At a Stated Term of the United States Court of Appeals for the Second Circuit, held at the Daniel Patrick Moynihan United States Courthouse, 500 Pearl Street, in the City of New York, on the 6th day of October, two thousand ten.

Before: Dennis Jacobs,
Chief Judge,
Richard C. Wesley,
Denny Chin,
Circuit Judges.

Peter W. Lindner,

Plaintiff - Appellant,

v.

International Business Machines Corporation, Robert Vanderheyden, Heather Christo Higgins, John Doe and/or Jane Doe, #1, John Doe and/or Jane Doe, #2,

Defendants - Appellees.

ORDER
Docket No. 10-653

IT IS HEREBY ORDERED that the motion by *pro se* Appellant Peter Lindner for *en banc* reconsideration of the Court's dismissal of the appeal, construed as motion to recall the mandate, reinstate the appeal and consider the motion for *en banc* reconsideration, is DENIED.

FOR THE COURT,
Catherine O'Hagan Wolfe,
Clerk




UNITED STATES
SECOND
CIRCUIT
COURT OF APPEALS

Joy Fallek, Administrative Attorney

Exhibit **G**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

Lindner - November 7, 2010 correspondence
(including past correspondence)

----- Forwarded by Peter Barbur/NY/Cravath on 11/08/2010 09:28 AM -----

*** FISMA & OMB Memorandum M-07-16 *** To "Peter Barbur" <PBarbur@cravath.com>
cc "Andrew Bonzani" <abonzani@us.ibm.com>, "Robert Wilt" <wilt@us.ibm.com>, "CFLetters at SEC" <CFLetter@sec.gov>

11/07/2010 12:33 PM

Subject Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI - continued

Sorry, I got cut off as I was pasting in the hyperlink:

http://www.ca2.uscourts.gov/Docs/News/Report%20on%20Pre-Litigation%20Duty.pdf

Specifically, IBM is headquartered in NY State, and also goes to the 2nd Circuit in federal courts which require searchable media. So my communications, whether you like it or not, will be electronically, as the law requires, and as the SEC requires.

"1 In August 2010, New York State amended the Uniform Rules for Trial Courts (22 NYCRR) § 202.12(b) to address the difficulties associated with ESI by adding the following provision: "Where a case is reasonably likely to include electronic discovery, counsel for all parties who appear at the preliminary conference must be sufficiently versed in matters relating to their clients' technological systems and to discuss competently all issues relating to electronic discovery; counsel may bring a client representative or outside expert to assist in such e-discovery discussions." *See also* Uniform Rules for Trial Courts (Rules of Practice for the Commercial Division) Rule 1(b). The 2006 Advisory Committee notes concerning Fed. R. Civ. P. 37(f) also recognize this issue stating, "It [Fed. R. Civ. P. 37(f)] focuses on a distinctive feature of computer operations, the routine alteration and deletion of information that attends ordinary use...As a result, the ordinary operation of computer systems creates a risk that a party may lose potentially discoverable information without culpable conduct on its part.""

[ibid]

First of all, I say this is such a case where it "likely to include electronic discovery". Are you alleging that Markowitz, Barbur, and Bonzani (all lawyers) are NOT "sufficiently versed in matters relating to their clients' technological systems and to discuss competently all issues relating to electronic discovery" and that these counselors wish to "bring a client representative or outside expert to assist in such e-discovery discussions"? If that's the case -- which I doubt -- then hire someone who will be the "expert to assist in such e-discovery discussions".

My case of 06cv4751 had an email from Ron Janik (an IBM'er) to me that mentioned Wunderman talking to him, whereas IBM alleged that Wunderman did not talk to me, and that IBM certified to The Court that IBM had turned over all "relevant" email -- yet did not turn over the "Janik Letter." Thus destruction or preservation of evidence is a matter in this case.

However, I will abide by your restrictions, if you also say that all SEC filings to IBM between now and the shareholders' April 2011 meeting comply with your instructions to me -- in other words, no electronic filing, and only use of USPS. And that you do that in all your other dealings with Cravath clients for that half year period. And you show me the statutory basis for your firm, seemingly implaccable and hostile instructions to me.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

----- Original Message -----
From: Peter Lindner
To: Peter Barbur
Cc: Andrew Bonzani ; Robert Wilt
Sent: Sunday, November 07, 2010 12:21 PM
Subject: Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr. Barbur:

I am asking that EEOC documentary evidence be complied with by FRCP 26 in ESI native format.

You are asking me to violate that rule, so that you can rely upon 100 year old technology (typewriters, printing, mail) instead of twenty year old technology, which is email.

I regard that as an affront to me, to IBM's business, and a violation of FRCP 26, and of NY State Law as codified and evolving in the SDNY publication on "Harmonizing the Pre-Litigation Obligation to Preserve Electronically Stored Information in New York State and Federal Courts" (attached) which I can do in seconds, rather than print out 44 pages, and send it to Mr. Markowitz.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

----- Original Message -----
From: Peter Barbur
To: Peter Lindner
Cc: Andrew Bonzani ; Robert Wilt
Sent: Sunday, November 07, 2010 11:02 AM
Subject: Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr. Lindner:

This will confirm that IBM acknowledges receipt of your Rule 14a-8 shareholder proposals. Stuart Moskowitz of IBM is evaluating your proposals and will shortly respond to you in writing. You may direct any communications regarding this matter (and this matter only) to Mr. Moskowitz by mail (not e-mail) at the address set forth below. Otherwise, IBM continues to ask that you not contact their personnel and direct any communications to me.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504

Best regards,

Peter T. Barbur
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1058
Fax: (212) 474-3700
pbarbur@cravath.com

*** FISMA & OMB Memorandum M-07-16 ***

11/04/2010 08:43 AM

To "Andrew Bonzani" <abonzani@us.ibm.com>
cc "Peter Barbur" <PBarbur@cravath.com>, "Robert Wilt" <wilt@us.ibm.com>
Subject Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr.Barbur:

Please reply, as per Andrew's instructions.

However, as I understand the SEC laws, letters must be sent to Armonk (Corp HQ) and not to lawyers.

I have a shareholder proposal with Amex, and they said they rejected mine since it was sent to the wrong location (or was it you IBM who rejected it as not being sent to Armonk -- please confirm that it is now acceptable to send to you Peter Barbur instead of to Armonk IBM).

I'd appreciate knowing if it is in the right format, and if it is acceptable to IBM for filing to the SEC, and if not, why in a document of under 10 pages.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

----- Original Message -----
From: Andrew Bonzani
To: Peter Lindner
Cc: Peter Barbur ; Robert Wilt
Sent: Wednesday, November 03, 2010 12:52 PM
Subject: Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr. Lindner -- I understand you called our offices this morning. As I tried to tell you earlier this year, any contact you wish to have with us must be directed to Peter Barbur. I have instructed my team not to answer your calls to our office.

Thank you.

Andrew Bonzani
Vice President, Assistant General Counsel & Secretary
IBM Corporate Headquarters
New Orchard Road, Armonk, NY 10504
phone: 641-6118 (914-499-6118)
fax: 6085
abonzani@us.ibm.com

From: *** FISMA & OMB Memorandum M-07-16 ***
To: Andrew Bonzani/Armonk/IBM@IBMUS
Cc: "Peter Barbur" <PBarbur@cravath.com>, "CFLetters at SEC" <CFLetter@sec.gov>
Date: 10/31/2010 06:37 PM
IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Lindner - 11/8/2010 Correspondence
--including past correspondence

---- Forwarded by Peter Barbur/NY/Cravath on 11/08/2010 02:10 PM ----

*** FISMA & OMB Memorandum M-07-16 *** To Peter Barbur <PBarbur@cravath.com>

cc Andrew Bonzani <abonzani@us.ibm.com>, Robert Wilt <wilt@us.ibm.com>, SEC Proxies for CF Letters <CFLetters@sec.gov>

11/08/2010 02:08 PM

Subject Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr. Barbur:

I disagree with your assertion.

I have not "misstated the substance of my [Barbur's] note to you [Lindner]."

You wrote me that my communications to Markowitz are via mail, not email. And I can conclude that it will be vice versa: Markowitz will communicate to me "by mail (not e-mail) at the address set forth below. "

Here is what you wrote me:

>"You may direct any communications regarding this matter (and this matter only) to Mr. Moskowitz >by mail (not e-mail) at the address set forth below. Otherwise, IBM continues to ask that you >not contact their personnel and direct any communications to me. "

What I am saying is that this is unacceptable to me, regardless of whether I am filing to the SEC or writing to IBM.

So, please make it clear: all communication between and among us will be in searchable, ESI format, Yes or No?

Secondarily: will IBM make a Mom and Apple Pie statement that it will obey all laws regarding ESI, especially in EEOC matters, and in discovery, and will do so immediately, across the USA, without regard to local laws allowing IBM to circumvent ESI, since ESI is the future of world communications and has been for 100 years, and ESI is the very basis of how IBM works and thrives. In other words, this is akin to saying IBM will not discriminate on the basis of sexual orientation, even if local laws allow such discrimination.

These two questions are not theoretical to me, since IBM did not supply ESI to me in my case 06cv4751, and when I produced the Janik letter which is an email (hence, which is ESI), IBM denied to produce that, and covered it up from the Judge (in and of itself a criminal misdemeanor in NY State and SDNY, known as NY Judiciary section 487, for "intent to deceive" the Court, regardless of whether it succeeds or not -- in my case you succeeded in deceiving the Court that the Janik letter was not found, not produced by you, not admitted that it was relevant, and your statement remained on the record, and not amended), and when I brought that up to CEO Palmisano, he mocked me and cut me off at the April 2010 Shareholder Meeting, when Andrew Bonzani was knowledgeable about ESI and FRCP 26, and could have answered on the spot, but chose to remain silent.

So, please, Mr. Barbur, don't lecture to me about that I have have misstated the substance of your note to me, and not incidentally, to the SEC.

If you wish to reply, please do NOT omit the SEC.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

---- Peter Barbur <PBarbur@cravath.com> wrote:

=============
Mr. Lindner:

You have misstated the substance of my note to you. As to communications with IBM, you are free to send what you wish, in the form of your choosing, so long as you send it to me (with the limited exception that you may also, if you choose, send written communications relating to your shareholder proposals to Mr. Moskowitz). I will accept all such communications on IBM's behalf. My note did not purport to restrict your communication with the SEC in any way.

Peter T. Barbur
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1058
Fax: (212) 474-3700
pbarbur@cravath.com

*** FISMA & OMB Memorandum M-07-16 ***
11/07/2010 12:21 PM

To
"Peter Barbur" <PBarbur@cravath.com>
cc
"Andrew Bonzani" <abonzani@us.ibm.com>, "Robert Wilt" <wilt@us.ibm.com>
Subject

Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr. Barbur:

I am asking that EEOC documentary evidence be complied with by FRCP 26 in ESI native format.

You are asking me to violate that rule, so that you can rely upon 100 year old technology (typewriters, printing, mail) instead of twenty year old technology, which is email.

I regard that as an affront to me, to IBM's business, and a violation of FRCP 26, and of NY State Law as codified and evolving in the SDNY publication on "Harmonizing the Pre-Litigation Obligation to Preserve Electronically Stored Information in New York State and Federal Courts" (attached) which I can do in seconds, rather than print out 44 pages, and send it to Mr. Markowitz.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

----- Original Message -----
From: Peter Barbur
To: Peter Lindner
Cc: Andrew Bonzani ; Robert Wilt
Sent: Sunday, November 07, 2010 11:02 AM
Subject: Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr. Lindner:

This will confirm that IBM acknowledges receipt of your Rule 14a-8 shareholder proposals. Stuart Moskowitz of IBM is evaluating your proposals and will shortly respond to you in writing. You may direct any communications regarding this matter (and this matter only) to Mr. Moskowitz by mail (not e-mail) at the address set forth below. Otherwise, IBM continues to ask that you not contact their personnel and direct any communications to me.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504

Best regards,

Peter T. Barbur
Cravath, Swaine & Moore LLP

825 Eighth Avenue
New York, NY 10019
(212) 474-1058
Fax: (212) 474-3700
pbarbur@cravath.com

*** FISMA & OMB Memorandum M-07-16 ***
11/04/2010 08:43 AM

To
"Andrew Bonzani" <abonzani@us.ibm.com>
cc
"Peter Barbur" <PBarbur@cravath.com>, "Robert Wilt" <wilt@us.ibm.com>
Subject
Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr.Barbur:

Please reply, as per Andrew's instructions.

However, as I understand the SEC laws, letters must be sent to Armonk (Corp HQ) and not to lawyers.

I have a shareholder proposal with Amex, and they said they rejected mine since it was sent to the wrong location (or was it you IBM who rejected it as not being sent to Armonk -- please confirm that it is now acceptable to send to you Peter Barbur instead of to Armonk IBM).

I'd appreciate knowing if it is in the right format, and if it is acceptable to IBM for filing to the SEC, and if not, why in a document of under 10 pages.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

----- Original Message -----
From: Andrew Bonzani
To: Peter Lindner
Cc: Peter Barbur ; Robert Wilt
Sent: Wednesday, November 03, 2010 12:52 PM
Subject: Re: IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr. Lindner -- I understand you called our offices this morning. As I tried to tell you earlier this year, any contact you wish to have with us must be directed to Peter Barbur. I have instructed my team not to answer your calls to our office.

Thank you.

Andrew Bonzani
Vice President, Assistant General Counsel & Secretary
IBM Corporate Headquarters
New Orchard Road, Armonk, NY 10504
phone: 641-6118 (914-499-6118)
fax: 6085
abonzani@us.ibm.com

From:
*** FISMA & OMB Memorandum M-07-16 ***
To:
Andrew Bonzani/Armonk/IBM@IBMUS
Cc:
"Peter Barbur" <PBarbur@cravath.com>, "CFLetters at SEC" <CFLetter@sec.gov>
Date:
10/31/2010 06:37 PM
Subject:
IBM Shareholder Proposal for April 2011 on EEOC compliance for ESI

Mr. Bonzani:

I was surprised that at the April 2010 Shareholder Meeting both you and CEO Sam Palmisano refused to answer a direct question on whether Electronically Stored Information (ESI) was mandated by US Law; specifically: FRCP 26 as revised in Dec2006 by the US Supreme Court. I feel Mr. Palmisano gave misleading information to Shareholders by saying he did not know, since he was not a lawyer, whether that was true, and when I pointed out that you as a NY State lawyer and as Secretary of the IBM Corporation was seated right next to him, Mr. Palmisano mocked me for mispronouncing your name, and then refused to answer the question, or give it to you to answer, and then cut me off from answering.

Also, to the best of my knowledge, ESI including the videotape of that question and of the entire meeting was not turned over to me, to prove my allegations, nor was a transcript, nor an audio tape -- all 3 of which I requested. I may be mistaken, in that you sent them to me, and I overlooked it. Please cooperate with me and the SEC so we can determine what Sam said, and whether Sam gave misleading information to the IBM Shareholders in April 2010 in Wisconsin. I also wish to have made public all information as to whether IBM may have violated US laws, specifically 18 USC §1512 on Tampering with Witnesses (etc) in 06cv4751 Lindner v IBM, et al., and whether IBM did contact via email said witnesses without the "sole intent" of encouraging the witnesses to tell the truth, as per 18 USC §1512 (e).

Finally, I wish to be on the April 2011 proxy as both a nominee for Director and to have both shareholder proposals on compliance with EEOC and ESI laws, just as IBM complies in its public statements with saying IBM shall respect all candidates regardless of age, race, religion (etc.).

If my document fails to meet specific requirements, then I wish to amend it to meet such requirements as word length or readability, or any other failure, including have 2 proposals, the more important of which is having IBM comply with EEOC suits by providing in advance all relevant ESI.

I have also faxed this to you c/o Mr. Moskowitz's fax , and sent via USPS.

Regards,
Peter

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***[attachment "IBM Shareholder Proposal ver a for Apr 2011 of Mr. Lindner on Truth Commission and EEOC.pdf" deleted by Andrew Bonzani/Armonk/IBM]

[attachment "Harmonizing the Pre-Litigation Obligation to Preserve Electronically Stored Information in New York State and Federal Courts.pdf" deleted by Peter Barbur/NY/Cravath]